    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 1996
                                                     REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           GENOME THERAPEUTICS CORP.
             (Exact name of Registrant as specified in its charter)

                   MASSACHUSETTS                                       04-2297484
           (State or other jurisdiction                             (I.R.S. Employer
         of incorporation or organization)                       Identification Number)

                            ------------------------

                100 BEAVER STREET, WALTHAM, MASSACHUSETTS 02154
                                 (617) 893-5007
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------
                                 FENEL M. ELOI

             VICE PRESIDENT, TREASURER, AND CHIEF FINANCIAL OFFICER
                           GENOME THERAPEUTICS CORP.
                               100 Beaver Street
                          Waltham, Massachusetts 02154
                                 (617) 893-5007
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

               DAVID C. CHAPIN, ESQ.                             DAVID E. REDLICK, ESQ.
                   ROPES & GRAY                                       HALE AND DORR
              One International Place                                60 State Street
            Boston, Massachusetts 02110                        Boston, Massachusetts 02109

                            ------------------------
        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                  CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                Proposed    Proposed Maximum
Title of Each Class                                         Maximum Offering    Aggregate
of Securities to be                           Amount to be     Price per        Offering       Amount of
Registered                                     Registered       Share(1)        Price(1)    Registration Fee
------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value per share...... 2,300,000 shares      $9.06      $20,838,000        $7,186
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low sales prices on January 5, 1996, as reported on the Nasdaq National Market.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 10, 1996
                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

                            ------------------------

     All of the 2,000,000 shares of Common Stock offered hereby are being sold by Genome Therapeutics Corp. (the "Company" or "GTC"). The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol "GENE." On January 5, 1996 the last reported sale price of the Common Stock was $9.00 per share.

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)          COMPANY(2)
-------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
Total(3)..........................           $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriter under the Securities Act of 1933, as amended (the "Securities Act"), and other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $500,000.
(3) The Company has granted the Underwriter options, exercisable within 30 days of the date hereof, to purchase up to 300,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriter exercises such options in full, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $            ,
    $            and $            , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriter when, as and if delivered to and accepted by it, subject to its right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares will be made
against payment on or about             , 1996 at the office of Oppenheimer &
Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                            ------------------------

                                      LOGO
              The date of this Prospectus is               , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission , and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to in "Available Information."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995, the Company's amended Annual Report on Form 10-K/A for the fiscal year ended August 31, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended November 25, 1995, and the description of the Company's Common Stock contained in its Form 10/A, File No. 0-10824, are incorporated by reference and made a part of this Prospectus as of the date hereof. All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be incorporated by reference into this Prospectus and shall be deemed to be part of this Prospectus from the date of filing of such reports and documents. Any statement contained herein or in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, upon request, without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: Genome Therapeutics Corp., 100 Beaver Street, Waltham, Massachusetts 02154 (telephone:
(617) 893-5007).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Company's Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus assumes no exercise of the Underwriter's overallotment option. Prospective investors should carefully consider the information set forth under the caption "Risk Factors".

                                  THE COMPANY

     Genome Therapeutics Corp. ("GTC" or the "Company") is a leader in the field of genomics -- the identification and characterization of genes. The Company has over ten years of experience in positional cloning, having served as one of the primary researchers under genome programs sponsored by the United States government, and has developed numerous techniques and tools that are widely used in this field. GTC's commercial gene discovery strategy capitalizes on its pioneering work in genomics by applying its proprietary high-throughput multiplex DNA sequencing technology and positional cloning and bioinformatics capabilities in two principal areas, the discovery and characterization (i.e., determination of functionality) of (i) genes of infectious organisms ("pathogens") that are responsible for many serious diseases and (ii) human disease genes. The Company believes that its genomic discoveries may lead to development of novel therapeutics, vaccines and diagnostic products by it and its strategic partners. In 1995, the Company entered into two corporate collaborations in connection with its pathogen gene discovery programs, an agreement with Astra Hassle AB ("Astra") and an agreement with Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough").

     GTC's most advanced programs are in the area of pathogen gene sequencing. By using genomic information from pathogens, the Company and its collaborators are attempting to develop new antibiotics which may prove to be less prone to the rapid development of resistance by pathogens or which may treat diseases for which existing therapies are deficient. In the past decade, a growing number of infections have been caused by pathogens which are becoming resistant to an increasing number of currently available antibiotics. To date, the Company has sequenced virtually the entire genome of Helicobacter pylori ("H. pylori"), which is believed responsible for ulcers, and portions of the genomes of three other pathogens: Staphylococcus aureus ("Staph."), which is responsible for skin, wound and blood infections, Mycobacterium tuberculosis ("M. tuberculosis"), which is responsible for tuberculosis, and Mycobacterium leprae ("M. leprae"), which is responsible for leprosy. The Company believes its pathogen gene discovery programs may lead to product development candidates more quickly than human gene discovery efforts.

     The Company's gene discovery strategy also involves the identification and characterization of human genes that are responsible for many serious diseases. The Company believes that the identification of specific human genes may provide important insights into the cause of certain diseases and facilitate the development of highly specific therapeutic and diagnostic products. To date, the Company has initiated human gene discovery programs to identify and characterize disease genes associated with fascioscapulohumeral muscular dystrophy ("FSHD"), prostate cancer, benign prostatic hypertrophy ("BPH") and manic depressive illness. GTC also is engaged in preliminary research activities relating to osteoporosis, schizophrenia and asthma.

     The Company's integrated technology platform includes high-throughput sequencing, positional cloning and bioinformatics capabilities. In high-throughput sequencing, the Company uses its proprietary multiplex sequencing technology which allows the Company to process multiple DNA samples simultaneously in a single mixture. In positional cloning, the Company uses its proprietary multiplex genotyping technology to determine the chromosomal location of genes believed to be responsible for causing specific diseases. The Company applies its bioinformatics capabilities, including the use of computers and proprietary software, to process, store and analyze the sequencing and positional cloning data generated by its gene discovery programs. These capabilities permit the Company to integrate and analyze genetic information from GTC's proprietary databases as well as public genomic databases.

     The Company's product development strategy involves entering into strategic collaborations with pharmaceutical and biotechnology companies to commercialize products based on the Company's genomic discoveries. The Company believes that these collaborations will provide the Company access to the scientific and product development expertise of its partners and permit the Company to benefit from the commercialization of products without incurring the substantial costs required for pharmaceutical product development.

     In August 1995, the Company entered into an agreement with Astra to develop pharmaceutical, vaccine and diagnostic products effective against diseases caused by H. pylori. Under this agreement, Astra agreed to pay the Company a minimum of approximately $11 million, of which approximately $5 million has been received to date, and, subject to the achievement of certain product development milestones, up to approximately $22 million in license fees, expense allowances, research funding and milestone payments. The Company also will be entitled to receive royalties on the sale of products developed using the Company's genomic database licensed to Astra. In December 1995, the Company entered into a collaboration and license agreement with Schering-Plough providing for the use by Schering-Plough of the genomic sequence of a specified pathogen the Company is sequencing to identify new gene targets for development of antibiotics effective against drug-resistant infectious organisms. Under this agreement, Schering-Plough made an up-front payment to the Company of $3 million. In addition, upon completion of certain development milestones, Schering-Plough has agreed to pay the Company a minimum of an additional $10.3 million and, subject to the achievement of additional product development milestones and Schering-Plough's election to extend the research collaboration, up to an additional approximately $40.5 million (inclusive of the $10.3 million referred to in the previous sentence) in license fees, expense allowances, research funding and milestone payments. The Company expects that in fiscal 1996 it will complete the milestones that will entitle it over the next several years to receive the minimum additional payments of $10.3 million. The Company also will be entitled to receive royalties on the sale by Schering-Plough of therapeutic products and vaccines developed using the technology licensed to it by the Company.

     In addition to its strategic collaborations with pharmaceutical companies, GTC actively seeks to participate in government sponsored genomics research programs. These programs add to the Company's genomics technology base and enable the Company to increase the number and enhance the expertise of its scientific personnel. From January 1991 through August 1995, the United States government awarded the Company grants and contracts providing for aggregate payments over their terms of approximately $37 million.

     The Company's principal executive offices are located at 100 Beaver Street, Waltham, Massachusetts 02154, and its telephone number is (617) 893-5007.

                                  THE OFFERING

Common Stock offered by the Company................  2,000,000 shares
Common Stock to be outstanding after the
  offering.........................................  15,751,324 shares (1)
Use of proceeds....................................  To fund research and development activities, particularly to accelerate
                                                     the Company's human gene discovery
                                                     programs, to fund a portion of the
                                                     Company's capital expenditures and for
                                                     working capital and other general
                                                     corporate purposes. See "Use of
                                                     Proceeds."
NASDAQ National Market symbol......................  GENE

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      THIRTEEN WEEK
                                                      YEAR ENDED AUGUST 31,                            PERIOD ENDED
                                       ---------------------------------------------------    ------------------------------
                                        1991       1992       1993       1994       1995      NOV. 26, 1994    NOV. 25, 1995
                                       -------    -------    -------    -------    -------    -------------    -------------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Government research..............  $ 1,988    $ 4,171    $ 5,022    $ 6,077    $ 7,014       $ 1,526          $ 1,366
    Collaborative research, license
      fees and royalties.............      228        160        361        314      3,924            36              716
    Interest income..................      140        385        174        142        232            41              118
    Product and service..............    6,764        792        893         86         37            12               13
                                       -------    -------    -------    -------    -------       -------          -------
    Total revenues...................    9,120      5,508      6,450      6,619     11,207         1,615            2,213
Costs and expenses:
    Cost of government research......    1,915      3,575      4,527      5,144      6,414         1,326            1,282
    Research and development.........    2,480        387        423        365      1,475           256            1,079
    Selling, general and
      administrative.................    4,265      2,493      2,802      2,176      2,730           482              513
    Cost of product and service......    4,251      1,132      1,543         13          3             1                1
    (Gain) loss on sale of
      business.......................   (2,104)        --        637         --         --            --               --
                                       -------    -------    -------    -------    -------       -------          -------
    Total costs and expenses.........   10,807      7,587      9,932      7,698     10,622         2,065            2,875
                                       -------    -------    -------    -------    -------       -------          -------
Net income (loss)....................  $(1,687)   $(2,079)   $(3,482)   $(1,079)   $   585       $  (450)         $  (662)
                                       =======    =======    =======    =======    =======       =======          =======
Primary net income (loss) per common
  and common equivalent share........  $ (0.16)   $ (0.19)   $ (0.33)   $ (0.10)   $  0.05       $ (0.04)         $ (0.05)
                                       =======    =======    =======    =======    =======       =======          =======
Weighted average common and common
  equivalent shares outstanding......   10,659     10,663     10,669     11,097     12,962        11,779           13,540

                                                                                           AT NOVEMBER 25, 1995
                                                                                      ------------------------------
                                                                                        ACTUAL        AS ADJUSTED(2)
                                                                                      -----------     --------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities....................................    $ 7,990           $24,455
Working capital.....................................................................      5,138            21,603
Total assets........................................................................     11,744            28,209
Capital lease obligations, net of current maturities................................      1,170             1,170
Shareholders' equity................................................................      7,072            23,537

---------------
(1) Includes 48,239 shares issued since November 25, 1995 pursuant to the exercise of stock options. Excludes, as of January 4, 1996, 3,441,723 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $2.23, 440,000 shares of Common Stock issuable upon the exercise of recently granted stock options that are subject to shareholder approval and shares of Common Stock reserved for issuance upon the exercise of the Underwriter Warrants. See "Underwriting" and Note 8 of Notes to Consolidated Financial Statements.

(2) Adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom based upon an assumed public offering price of $9.00 per share (after deducting the underwriting discount and estimated offering expenses payable by the Company).

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information contained elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

     Unproven Technology and Business Strategy. The Company's strategy of sequencing the genomes of select pathogens and identifying and characterizing genes responsible for human diseases in order to develop therapeutic, diagnostic and vaccine products is unproven. To date, only a few products based on genomic information have been successfully developed. Although technologies similar to those utilized by the Company have been utilized by others to identify and characterize genes associated with certain human diseases, the Company has not yet identified and characterized any such genes under its research programs. There can be no assurance that the Company's approach to human gene discovery will enable it to successfully identify and characterize the specific genes that cause or predispose individuals to the diseases that are the targets of its gene discovery programs.

     Even if the Company is successful in identifying specific human disease genes or sequencing the genomes of pathogens, there can be no assurance that its gene discoveries will lead to the development of commercial products. Once the Company identifies specific genes, it plans to license its discoveries to others to complete product development and to commercialize products based upon such discoveries. The Company's success will depend, in part, upon its ability to focus its research efforts on diseases and pathogens that are suitable candidates for gene-based therapeutic, diagnostic and vaccine products. The human diseases targeted by the Company generally are believed to be caused by a number of genetic as well as environmental factors, and there can be no assurance that such diseases can be successfully addressed through gene-based therapeutic, diagnostic or vaccine products.

     In addition, the development of products based on the Company's gene discoveries will be subject to the risks of failure inherent in the development of products based on new technologies. These risks include the possibilities that: these technologies or any or all of the products based on these technologies will be found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; proprietary rights of third parties will preclude the Company or its collaborators from marketing products, or third parties will market superior or equivalent products. As a result, there can be no assurance that the Company's research and development activities will result in any commercially viable products.

     Availability of, and Competition for, Family Resources. The Company's human gene discovery programs are based upon statistical analyses of disease inheritance patterns and require the collection of large numbers of DNA samples from affected individuals, their families and other suitable populations. The Company is dependent upon others for the identification of donor populations and the collection and supply of the DNA samples used in its human disease gene research programs. The availability of DNA samples from large, family based or other suitable populations is therefore critical to the Company's ability to discover the genes responsible for human diseases. The Company currently has rights to few such samples and does not have exclusive rights to any such samples. The competition for these resources is intense and certain of the Company's competitors have obtained rights to significantly more family resources than the Company. There can be no assurance that the Company will be able to obtain access to DNA samples necessary to support its human gene discovery programs and any material lack of availability of such DNA samples would have an adverse effect on the Company's business.

     Reliance Upon Collaborative Partners. The Company's strategy for development and commercialization of therapeutic, vaccine and diagnostic products based upon both its human and pathogen gene discovery programs depends on the formation of various strategic collaborations and licensing arrangements with pharmaceutical and biotechnology development partners. To date, the Company has entered into only two such arrangements with respect to the Company's genetic databases for two pathogens. These arrangements can be terminated by the Company's collaborators as early as February 1998 and June 1998, respectively. There can be no assurance that the Company will be able to establish additional strategic collaborations or licensing arrangements that the Company deems necessary to develop and commercialize products based upon its gene discovery programs, that any such arrangements or licenses will be on terms favorable to the Company, or that the current or future strategic collaborations or licensing arrangements will ultimately be successful. In addition, the Company's strategy involves pursuing multiple, concurrent gene discovery programs in different disease areas. There can be no assurance that the Company will be able to manage simultaneous programs successfully.

     With respect to current and potential future strategic collaborations and licensing arrangements, the Company will be dependent upon the expertise and dedication of sufficient resources by these outside parties to develop and commercialize products based on the Company's gene discoveries. Under the Company's current strategy, the Company does not expect to develop, manufacture or market products in the near term. Should a collaborator fail to develop or commercialize a product to which the Company has rights, the Company's business may be adversely affected. There can be no assurance that current or future collaborators will not pursue alternative technologies, or develop alternative products either on their own or in collaboration with others, including the Company's competitors, as a means for developing therapeutic, diagnostic or vaccine products for the diseases targeted by the Company. If the Company chooses in the future to directly engage in the development, manufacturing and marketing of certain products, it will require substantial additional funds, personnel and production facilities. See "Business--GTC Strategy--Strategic Collaborations" and "--Collaborative Agreements--Pharmaceutical Company Collaborations."

     Reliance on United States Government Funding. Since 1992, the Company's primary source of revenues has been payments under United States government grants and research contracts. See "Business--Collaborative Agreements--Government Collaborations." The government's obligation to make payments under these grants and contracts is subject to the appropriation by the United States Congress of funding in each year. Moreover, it is possible that Congress or the government agencies that administer the federal government's genomics programs will determine to scale back these programs or terminate them or that the government will award future grants and contracts to competitors of the Company instead of the Company. The failure of the Congress to fund the Company's grants and federal government contracts or any of the other events described in this paragraph could adversely affect the Company's business and results of operations, possible materially.

     History of Operating Losses; Anticipation of Future Losses. All of the Company's research and development programs involve complex research and are at an early stage of development. It will be a number of years, if ever, before the Company generates significant revenues or profits from product sales or royalties. In recent years, substantially all of the Company's revenues have resulted from payments received under United States government grants and research contracts, and, to a lesser extent, agreements with collaborators. The Company expects that substantially all of its revenues for the foreseeable future will result from payments under government grants and contracts and existing strategic collaborations, license fees, proceeds from the sale of rights, payments from future strategic collaborations and licensing arrangements, if any, and interest income. Certain payments under the Company's agreements with its collaborators are and will be contingent upon the Company meeting certain milestones, and funding under the Company's government grants and research contracts is subject to appropriation each year by the United States Congress. There can be no assurance that the Company will receive additional revenues under existing strategic collaborations or government grants and contracts or that the Company will be successful in entering into other strategic collaborations or receive additional grants or contracts. Although the Company had net income of approximately $585,000 for the fiscal year ended August 31, 1995, the Company had a net loss of approximately $622,000 for the thirteen week period ended November 25, 1995, and, as of November 25, 1995, the Company had an accumulated deficit of approximately $36 million. The Company anticipates incurring additional losses or generating only modest net income over at least the next several years. Any such losses may increase as the Company expands its research and development activities. To achieve sustained profitability, the Company, alone or with others, must successfully sequence the genomes of pathogens and identify biologically relevant pathogen genes and successfully discover and characterize human genes associated with particular diseases and thereafter utilize such discoveries, either alone or with others, to develop products, conduct clinical trials, obtain required regulatory approvals and successfully manufacture, introduce and market such products. The time required to reach profitability is highly uncertain and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Need for Future Capital; Uncertainty of Additional Funding. Depending upon the Company's success in entering into additional strategic collaborations and the progress of the Company's and its collaborators' development programs, the Company may require substantial additional funds before the Company achieves profitability on a sustained basis, if at all. The Company expects capital and operating expenditures to increase over the next several years as it increases its research and development activities.

     The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including the Company's ability to obtain additional government grant and research contracts, the progress of its research programs, the number and breadth of these programs, achievement of milestones under the Company's strategic collaboration agreements, the ability of the Company to establish and maintain additional strategic alliance and licensing agreements, the progress of the development and commercialization efforts of the Company's collaborators, competing technological and market developments, the costs associated with collection of patient information and DNA samples, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, the regulatory process and other factors. The Company may seek such additional funds through public or private equity or debt offerings or additional strategic collaborations and licensing arrangements. No assurance can be given that additional funds will be available when needed, or that, if available, such funds will be obtained on terms favorable to the Company or its shareholders. To the extent the Company raises additional capital by issuing equity securities, ownership dilution to shareholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborators or others that may require the Company to relinquish rights to technologies, product candidates, or products that the Company would not otherwise relinquish. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Competition. The Company faces intense competition with respect to its human gene discovery and pathogen gene discovery programs. Competitors of the Company include pharmaceutical and biotechnology companies both in the United States and abroad. In addition, significant research to identify and characterize genes is being conducted by universities, other non-profit research institutions and United States and foreign government-sponsored entities. A number of commercial, scientific and government entities are attempting to sequence human genes and the genomes of other organisms. Other entities are utilizing positional cloning to identify and characterize human disease genes. Certain of the Company's competitors' human gene discovery programs are more advanced than the Company's and any one of these companies or other entities may discover and establish a competitive advantage in one or more pathogen gene discovery programs which the Company has commenced.

     The Company believes that its ability to compete is dependent, in part, upon its ability to create and maintain advanced technology, the speed with which it can identify and characterize the genes involved in human diseases, the Company's ability to rapidly sequence the genomes of selected pathogens, its collaborators' ability to develop and commercialize therapeutic, vaccine and diagnostic products based upon the Company's gene discoveries, as well as the Company's ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon the Company's gene discovery programs.

     Many of the Company's competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than the Company. These competitors may succeed in identifying or characterizing genes or developing products earlier than the Company or its collaborators, obtaining authorization from the United States Food and Drug Administration (the "FDA") for such products more rapidly than the Company or its collaborators or developing products that are more effective than those proposed to be developed by the Company or its collaborators. Any potential products based on genes identified by the Company will face competition both from companies developing gene-based products and from companies developing other diagnostics or therapeutics for the particular diseases targeted by the Company. There can be no assurance that products developed by others will not render the products, which the Company or its collaborators may seek to develop, obsolete or uneconomical or result in diagnoses, treatments or cures superior to any other developed by the Company or its collaborators, or that any product developed by the Company or its collaborators will be preferred to any existing or newly developed technologies. See "Business--Competition."

     Patents and Proprietary Rights; Risk of Third Party Claims of
Infringement. The Company's commercial success will be dependent in part on its ability to obtain patent protection on genes, or products based on genes, discovered by it. The current criteria for obtaining patent protection for partially sequenced genes and for genes whose biological functions have not been characterized are unclear. The Company's current strategy is to apply for patent protection upon the identification of a novel gene or novel gene fragment and pursue claims to these gene sequences as well as equivalent sequences, such as substantially homologous sequences. Where the biological function of a gene or gene fragment has not been characterized at the time of filing a patent application, the Company intends to supplement such patent filing as soon as additional information with respect to the biological function of such gene or gene fragment is available. However, there can be no assurance that the Company will be able to obtain patent protection on such genes or gene fragments, and even if such patents are issued, the scope of the coverage or protection provided by any such patents is uncertain. In addition, there can be no assurance that any patents, if issued, will provide protection against any competitors, will provide the Company with competitive advantages, will provide protection for any therapeutic, vaccine or diagnostic product based on the Company's gene discoveries, or will not be successfully challenged by others. Furthermore, others have filed and are likely to file in the future patent applications which have not yet been published covering genes or protein sequences similar or identical to the Company's. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company or that any patent applications filed by the Company will result in issued patents.

     There have been, and continue to be, intensive discussions on the scope of patent protection for both gene fragments and full-length genes. There can be no assurance that these discussions will not result in changes in, or interpretations of, the patent laws which will adversely affect the Company's patent position. In addition, the United States Patent and Trademark Office (the "PTO") issued new Utility Guidelines in July 1995 that address the requirements for demonstrating utility, particularly in inventions relating to human therapeutics. While the guidelines do not require clinical efficacy data for issuance of patents for human therapeutics, the guidelines have been issued only recently and there can be no assurance that the PTO's interpretations of such guidelines, and any changes to such interpretations, will not delay or adversely affect the Company's or its collaborators' ability to obtain patent protection. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries.

     The Company has filed patent applications with respect to a number of full length genes and corresponding proteins and partial genes of H. pylori and of M. leprae. The Company plans to file foreign counterparts of these United States applications within the appropriate time frames. These applications seek to protect these full length and partial gene sequences and corresponding proteins, as well as equivalent sequences, such as substantially homologous sequences, and products derived therefrom and uses therefor. These applications also identify possible biological functions for the genes and gene fragments based in part on a comparison to genes or gene fragments included in public databases, but do not contain any laboratory or clinical data with respect to such biological functions. There are certain court decisions indicating that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence. In addition, the Company is aware of published patent applications owned by third parties relating to nucleic acids encoding several
H. pylori proteins. Patents may issue thereon that have priority over the patent applications filed by the Company, which may limit the scope of coverage or protection afforded by any patent, if any, that may issue to the Company with respect to the genes of H. pylori, or may preclude the issuance of any such patents.

     A number of groups are attempting to rapidly identify and patent gene fragments and full length genes whose functions have not been characterized, as well as fully characterized genes. To the extent any patents issue on such partial or full length genes, the risk increases that the potential products of the Company or its strategic partners may give rise to claims that such products infringe the patents of others. Such groups could bring legal actions against the Company or its collaborators claiming damages and seeking to enjoin drug development efforts or the manufacturing or marketing of the affected products. If any such actions are successful, in addition to any potential liability for damages, the Company or its collaborators could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that the Company or its collaborators would prevail in any such action or that any license required under any such patent would be made available upon commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's management and financial resources.

     In addition, publication of information concerning genes or genetic sequences prior to the time the Company applies for patent protection based on the full-length gene could adversely affect the Company's ability to obtain patent protection with respect to genes identified by it. Washington University is currently identifying genes through partial sequencing pursuant to funding provided by Merck & Co., Inc. and depositing the partial-sequences identified in a public database. In addition, Human Genome Sciences, Inc. recently provided non-commercial research organizations access to human genetic sequence data relating to between 30,000 and 50,000 genes from The Institute for Genomic Research's Human cDNA Database.

     Under most of the Company's government grants and research contracts, the government has a statutory right to use for government purposes and, under certain circumstances (including inaction on the part of the Company or its licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by the Company or its licensees), to grant to other parties licenses under any inventions developed based on research funded by the government. In addition, under certain of the Company's government grants and research contracts, any genes discovered in the course of the sponsored research would be the property of the government. The Company is also obligated under certain government grants and contracts to make data and materials resulting from the research public within 180 days from the date such data and materials are developed. If this requirement results in premature publication of the Company's discoveries and inventions, the Company's ability to obtain patent protection of such discoveries and inventions may be adversely affected. The Company is also a party to a Collaborative Research and Development Agreement ("CRADA") with the National Institutes of Health (the "NIH") in connection with the Company's prostate cancer gene discovery program. Pursuant to this CRADA, any inventions or discoveries developed in whole or in part by NIH researchers are the property, either solely or jointly with the Company, of the NIH, and the Company has the right to negotiate with the NIH to obtain an exclusive license to such inventions and discoveries. The terms of any such license may include field of use restrictions and a royalty obligation on the part of the Company. The NIH retains a nonexclusive, nontransferable license to practice any such inventions or discoveries by or on behalf of the United States government. The NIH is also entitled to a license, including the right to grant sublicenses, to use for research purposes any inventions or discoveries developed solely by the Company in the course of the research plan under the CRADA.

     Amendments to Title 35 of the U.S. Code pursuant to the General Agreement on Tariffs and Trade, implementing the Uruguay Round Agreement Act of 1994 have affected the period of enforceability of United States patents. United States patents that issue from applications filed before June 8, 1995 will be enforceable for the longer of 17 years from the date of issue or 20 years from the earliest claimed priority date. United States patents that issue from applications filed on or after June 8, 1995 will be enforceable for 20 years from the earliest filing date or the earliest claimed priority date. While the Company cannot predict the effect that such laws will have on its business, the adoption of such laws could effectively reduce the term during which a marketed product is protected by patents.

     In addition, the Company is party to various license agreements which give it rights to use certain technology in its research and development programs including a license from Harvard College to use the multiplex sequencing technology. The technology licensed to the Company by Harvard College is covered by two issued United States patents and foreign counterpart patent applications in certain countries, but this technology is not covered by patents or patent applications in all countries of the world. Under its license to the multiplex sequencing technology, the Company is obligated to use reasonable efforts to sublicense the technology to third parties if the Company is unable to provide multiplex sequencing services to such third parties and if sublicensing such technology would not place the Company at a materially competitive disadvantage. This provision may require the Company to make the multiplex sequencing technology licensed by it from Harvard College available to third parties. Moreover, there can be no assurance that the Company will be able to continue to license such technology on commercially reasonable terms, if at all. Failure by the Company to maintain rights to such technology could have a material adverse effect on the Company.

     The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. See "Business--Patents and Proprietary Technology."

     Dependence on Key Personnel. The Company is highly dependent on the principal members of its senior management and key scientific and technical personnel, none of whom is bound by a long term employment agreement or the subject of key man life insurance. The Company's success is also dependent upon its ability to attract and retain additional qualified scientific, technical and managerial personnel. Significant competition exists among pharmaceutical and biotechnology companies for such personnel, and there can be no assurance that the Company will retain its key scientific, technical and managerial employees or that it will be able to attract, assimilate and retain such other highly qualified scientific, technical and managerial personnel as may be required in the future. The Company's anticipated expansion of its gene discovery programs will require the Company to hire and train a substantial number of additional personnel with expertise in the Company's areas of research. The inability of the Company to successfully hire, train and retain such personnel could have an adverse affect on the Company. See "Management."

     Uncertainty of Regulatory Approval. The FDA and comparable agencies in foreign countries impose substantial requirements upon the manufacturing and marketing of human therapeutic, diagnostic and vaccine products such as those proposed to be developed by the Company or its collaborators. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA and other approvals is uncertain and typically takes a number of years, depending on the type, complexity and novelty of the product. The Company or its collaborators may encounter significant delays or excessive costs in their efforts to secure necessary approvals or licenses. Because certain of the products likely to result from the Company's research and development programs involve the application of new technologies and may be based on a new therapeutic approach, such products may be subject to substantial additional review by various governmental regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies. There can be no assurance that FDA or other approvals will be obtained in a timely manner, if at all. Any delay in obtaining, or the failure to obtain, such approvals could materially adversely affect, the Company's ability to generate product or royalty revenues. Even if FDA or other approvals are obtained, the marketing and manufacturing of diagnostic and therapeutic products are subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Additional governmental regulations may be promulgated which could delay regulatory approval of the Company's or a collaborator's potential products. The Company cannot predict the impact of adverse governmental regulations which might arise from future legislative or administrative action. See "Business--Government Regulation" and "--Gene Discovery Programs."

     Uncertainty of Pharmaceutical Pricing; Health Care Reform and Related Matters. The levels of revenues and profitability of pharmaceutical and biotechnology companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. If the Company or one of its collaborators succeed in bringing one or more products based upon the Company's technology to the market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company or its collaborators to sell such products on a profitable basis. Any inability of the Company or its collaborators to sell products developed using the Company's technology on a profitable basis would have a material adverse effect on the Company's business.

     Uncertainty of Health Care Reform Measures. Federal, state and local officials and legislators (and certain foreign governmental officials and legislators) have proposed or are reportedly considering proposing a variety of reforms to the health care systems in the United States and abroad. The Company cannot predict what health care reform legislation, if any, will be enacted in the United States or elsewhere. Significant changes in the health care system in the United States or elsewhere are likely to have a substantial impact over time on the manner in which the Company conducts its business. Such changes could have a material adverse effect on the Company. The existence of pending health care reform proposals could have a material adverse effect on the Company's ability to raise capital. Furthermore, the Company's ability to commercialize its potential products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are prospective corporate partners with respect to the Company's proposed products.

     Product Liability Exposure. Clinical trials, manufacturing, marketing and sale of any of the Company's or its collaborators' potential products may expose the Company to liability claims from the use of such products. The Company currently does not carry product liability insurance. There can be no assurance that the Company or its collaborators will be able to obtain such insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company or its collaborators. A product liability claim or recall would have a material adverse effect on the business or financial condition of the Company.

     Volatility of Stock Price. The market prices for securities of biotechnology companies have historically been highly volatile, including the market price of shares of the Company's Common Stock. Future announcements by the Company or its competitors, including announcements concerning gene discoveries, strategic collaborations, results of clinical testing, technological innovations or new commercial products, changes in government regulations, regulatory actions, health care reform, proprietary rights, litigation and public concerns as to safety of the Company's or its collaborators' products, as well as period-to-period variances in financial results could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many biotechnology companies that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

     Concentration of Ownership by Directors and Executive Officers. Upon completion of the offering, the Company's directors and executive officers and their affiliates will beneficially own approximately 28% of the Company's outstanding Common Stock (including 2,182,700 shares issuable upon the exercise of outstanding options held by the Company's directors and executive officers and their affiliates which are exercisable within the 60-day period following January 4, 1996). As a result, these shareholders, if acting together, will have the ability to influence significantly the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management."

     Shares Eligible for Future Sale and Registration Rights. Upon completion of this offering, the Company will have approximately 15,751,324 shares of Common Stock outstanding, assuming no exercise of outstanding warrants or options to purchase Common Stock. The Company's officers, directors and certain shareholders that in the aggregate beneficially own 6,131,329 shares of Common Stock (including 2,182,700 shares issuable upon the exercise of outstanding options held by the Company's directors and executive officers and their affiliates which are exercisable within the 60-day period following January 4,
1996) have agreed, with
respect to 5,666,329 shares of Common Stock, not to sell or otherwise transfer such shares for a period of 120 days after the date of this Prospectus (the "Lock-Up Period"). An aggregate of 400,000 shares held by certain shareholders may be sold during the Lock-Up Period, and a total of 65,000 shares held by Dr. Friedman, a director of the Company, may be transferred to irrevocable charitable trusts (which will have the right to sell such shares if desired) during the Lock-Up Period.

     Following expiration of the Lock-Up Period, all but approximately 4,400,000 shares of the Company's Common Stock (including 1,908,825 shares issuable upon the exercise of outstanding options held by certain of the Company's directors and executive officers which are exercisable within the 60-day period following January 4, 1996) will be eligible for immediate resale as a result of having been registered for resale under the Securities Act, pursuant to the provisions of Rule 144 or otherwise. The shares not eligible for immediate resale will remain eligible for sale pursuant to Rule 144, subject only to the volume limitation and manner of sale restrictions of Rule 144. In addition, the shares of Common Stock issuable upon the exercise of outstanding options have been registered under the Securities Act and, upon exercise, will be eligible for immediate resale.

     The sale of shares of the Company's Common Stock could adversely affect the prevailing market price of the Company's Common Stock.

     Pursuant to an agreement among the Company and six shareholders (the "Rightsholders") that currently hold an aggregate of 1,453,023 shares of Common Stock, the Company is obligated, upon the request of holders of 30% of the shares of Common Stock held by the Rightsholders and subject to certain limitations, to use its best efforts to register for public sale all shares of Common Stock owned by the Rightsholders which the Rightsholders request to be registered. The Company is obligated to honor such a request on two occasions. In addition, under the terms of the Underwriter Warrants (as defined below) the Company has granted the Underwriter the right to require the Company, on one occasion and subject to certain limitations, to use its best efforts to register for public sale the shares of Common Stock issuable upon the exercise of the Underwriter Warrants. See "Underwriting." In the event the Company elects to register any of its equity securities under the Securities Act for its own account or otherwise, subject to certain exceptions and limitations, the Rightsholders, the Underwriter and three other holders of the Company's securities currently having the right to acquire an aggregate of 30,075 shares of Common Stock, are entitled to include certain shares in such registration. The Company is required to bear all registration expenses incurred in connection with the registration of shares of Common Stock held by the Rightsholders, the Underwriter and such other holders. All selling expenses are to be borne by the holders of shares being registered. Subject to certain limitations, the registration rights described above are transferable.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $9.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $16,465,000 ($19,009,750 if the Underwriter's overallotment option is exercised in full). The Company intends to use the net proceeds of this offering to fund research and development activities, particularly to accelerate the Company's human gene discovery programs, to fund a portion of the Company's capital expenditures and for working capital and other general corporate purposes.

     The amount and timing of expenditures may vary significantly depending upon numerous factors, including, but not limited to, the Company's success in securing additional government grants and research contracts, the progress of the Company's gene discovery programs, the Company's success in entering into new collaborative agreements with strategic partners, changes in the Company's relationship with its current strategic partners, payments received under the Company's current collaborative agreements and competing technological and market developments. See "Risk Factors -- Need for Future Capital; Uncertainty of Additional Funding."

     Pending application of the proceeds of the offering, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "GENE." The following table presents quarterly information on the price range of the Common Stock. This information indicates the high and low sale prices reported by the Nasdaq National Market.

                                                                     HIGH       LOW
                                                                     -----     -----
          FISCAL 1994
               First Quarter.......................................  $2.43     $1.25
               Second Quarter......................................   5.13      2.00
               Third Quarter.......................................   3.13      1.75
               Fourth Quarter......................................   3.00      1.75
          FISCAL 1995
               First Quarter.......................................  $2.69     $1.81
               Second Quarter......................................   2.88      1.50
               Third Quarter.......................................   6.25      2.50
               Fourth Quarter......................................   8.63      5.13
          FISCAL 1996
               First Quarter.......................................  $8.06     $6.81
               Second Quarter (through January 5, 1996)............   9.88      7.44

     As of November 27, 1995, there were approximately 1,489 shareholders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has not paid any dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on its Common Stock will be declared in the foreseeable future. In addition, certain of the the Company's equipment lease facilities restrict the Company from paying any cash dividends while there are amounts outstanding under such facilities. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of November 25, 1995 and such capitalization as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $9.00 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company. This table should be read in conjunction with the Company's Consolidated Financial
Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                      NOVEMBER 25, 1995
                                                                 ----------------------------
                                                                  ACTUAL          AS ADJUSTED
                                                                 --------         -----------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                            DATA)
                                                                         (UNAUDITED)
Capital lease obligations, net of current maturities...........  $  1,170           $ 1,170
Shareholders' equity:
     Common stock, $.10 par value, 34,375,000 shares
       authorized, 13,703,085 shares issued and outstanding at
       November 25, 1995, 15,703,085 shares issued and
       outstanding, as adjusted(1).............................     1,370             1,570
     Series B restricted stock, $.10 par value, 625,000 shares
       authorized, 57,512 shares issued and outstanding at
       November 25, 1995 and as adjusted.......................         6                 6
     Additional paid-in capital................................    41,609            57,874
     Accumulated deficit.......................................   (35,836)          (35,836)
     Series B subscriptions receivable.........................       (77)              (77)
                                                                 --------           -------
          Total shareholders' equity...........................     7,072            23,537
                                                                 --------           -------
          Total capitalization.................................  $  8,242           $24,707
                                                                 ========           =======

---------------
(1) Excludes, 48,239 shares issued since November 25, 1995 pursuant to the exercise of stock options. Also excludes as of January 4, 1996, 3,441,723 shares of Common Stock issuable upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $2.23, 440,000 shares of Common Stock issuable upon the exercise of recently granted stock options that are subject to shareholder approval and shares of Common Stock reserved for issuance upon the exercise of the Underwriter Warrants. See "Underwriting", and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of August 31, 1994 and 1995 and for the three years in the period ended August 31, 1995 are derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus. The selected consolidated financial data set forth below as of August 31, 1991, 1992 and 1993 and for the years ended
August 31, 1991 and 1992 are derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP which are not included herein. The balance sheet data at November 25, 1995 and the statement of operations data for the 13 week period ended November 26, 1994 and November 25, 1995 are derived from the Company's unaudited consolidated financial statements.
In the opinion of management of the Company, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for these periods.
Operating results for the 13 week period ended November 25, 1995 are not necessarily indicative of the results that may be expected for the entire year ending August 31, 1996. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

                                                                                                      THIRTEEN WEEK
                                                     YEAR ENDED AUGUST 31,                             PERIOD ENDED
                                      ---------------------------------------------------     ------------------------------
                                       1991       1992       1993       1994       1995       NOV. 26, 1994    NOV. 25, 1995
                                      -------    -------    -------    -------    -------     -------------    -------------
                                                                                                       (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Government research.............  $ 1,988    $ 4,171    $ 5,022    $ 6,077    $ 7,014        $ 1,526          $ 1,366
    Collaborative research, license
      fees and royalties............      228        160        361        314      3,924             36              716
    Interest income.................      140        385        174        142        232             41              118
    Product and service.............    6,764        792        893         86         37             12               13
                                      -------    -------    -------    -------    -------        -------          -------
    Total revenues..................    9,120      5,508      6,450      6,619     11,207          1,615            2,213
Costs and expenses:
    Cost of government research.....    1,915      3,575      4,527      5,144      6,414          1,326            1,282
    Research and development........    2,480        387        423        365      1,475            256            1,079
    Selling, general and
      administrative................    4,265      2,493      2,802      2,176      2,730            482              513
    Cost of product and service.....    4,251      1,132      1,543         13          3              1                1
    (Gain) loss on sale of
      businesses....................   (2,104)        --        637         --         --             --               --
                                      -------    -------    -------    -------    -------        -------          -------
    Total costs and expenses........   10,807      7,587      9,932      7,698     10,622          2,065            2,875
                                      -------    -------    -------    -------    -------        -------          -------
Net income (loss)...................  $(1,687)   $(2,079)   $(3,482)   $(1,079)   $   585        $  (450)         $  (662)
                                      =======    =======    =======    =======    =======        =======          =======
Primary net income (loss) per common
  and common equivalent share.......  $ (0.16)   $ (0.19)   $ (0.33)   $ (0.10)   $  0.05        $ (0.04)         $ (0.05)
                                      =======    =======    =======    =======    =======        =======          =======
Weighted average common and common
  equivalent shares outstanding.....   10,659     10,663     10,669     11,097     12,962         11,779           13,540

                                                          AUGUST 31,
                                      ---------------------------------------------------
                                       1991       1992       1993       1994       1995                        NOV. 25, 1995
                                      -------    -------    -------    -------    -------                      -------------
                                                                                                                (UNAUDITED)
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities.............  $ 9,041    $ 7,144    $ 3,915    $ 4,123    $ 8,227                         $ 7,990
Working capital.....................    8,780      5,768      3,264      3,244      5,499                           5,138
Total assets........................   10,790      9,355      5,289      5,911     11,529                          11,744
Capital lease obligations, net of
  current maturities................       --        275        111        165        892                           1,170
Shareholders' equity................    9,109      7,081      3,676      4,225      7,239                          7, 072

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is engaged in the field of genomics -- the discovery and characterization of genes. Currently, the Company's primary activity is genomic research and development. For the past several years, the Company's primary source of revenues have been government research grants and contracts and collaborative agreements with pharmaceutical company partners. The Company entered into corporate collaborations with Astra relating to H. pylori in August 1995 and with Schering-Plough in December 1995 providing for the use by Schering-Plough of the genomic sequence of a specified pathogen that the Company is sequencing to identify new gene targets for the development of novel antibiotics.

     The Company will not receive significant product revenues on a sustained basis until such time, if any, at which products based on the Company's research efforts are commercialized. The Company's product development strategy is to enter into collaborations with pharmaceutical and biotechnology companies whereby these corporate partners will provide most or all of the financial and other resources required to complete the development and to commercialize products based on the Company's genomics research in exchange for a variety of license and milestone payments, research support and royalties. In order for a product to be commercialized based on the Company's research, it will be necessary for the collaborators to conduct preclinical tests and clinical trials, obtain regulatory clearances and make manufacturing, distribution and marketing arrangements. Accordingly, the Company does not expect to receive royalties based on product revenues for many years.

     For fiscal 1993, 1994, 1995, and for the 13 week period ended November 25, 1995, the Company expended $4,950,000, $5,509,000, $7,889,000 and $2,361,000, respectively, on research and development, of which $4,527,000, $5,144,000, $6,414,000 and 1,282,000, respectively, was sponsored by the United States government. As of November 25, 1995, the Company had outstanding approximately $12,034,000 of government grants and research contracts under which services were yet to be performed. These grants and contracts call for these services to be performed over approximately the next 18 to 24 months. The Company's government grants and contracts are typically funded annually and are subject to appropriation by the United States Congress each year. Funding may be discontinued or reduced at any time by the Congress. As of November 25, 1995, the funded portion of these grants and contracts was $4,201,000. For fiscal 1993, 1994, 1995 and for the 13 week period ended November 25, 1995, revenue recognized pursuant to United States government grants and research contracts accounted for approximately 78%, 92%, 63% and 62%, respectively, of the Company's total revenues. The Company plans to continue to seek government grants and contracts in the genomics field and to enter into additional corporate partnering arrangements with the goal of advancing the Company's genomic technologies and gene discovery programs and of obtaining revenues sufficient to cover a portion of the Company's cash requirements. There can be no assurance that the Company will be able successfully to pursue this strategy.

     The Company has incurred significant losses since inception, with an accumulated deficit of approximately $35,836,000 at November 25, 1995. The Company's results of operations have fluctuated from period to period and may continue to fluctuate in the future based upon the timing and composition of funding under existing and new government grants and contracts and collaborative agreements. The Company is subject to risks common to companies in its industry including, unproven technology and business strategy, availability of, and competition for, family resources, reliance upon collaborative partners and others, reliance on United States government funding, history of operating losses, need for future capital, competition, patent and proprietary rights, dependence on key personnel, uncertainty of regulatory approval, uncertainty of pharmaceutical pricing, health care reform and related matters, product liability exposure and the volatility of the Company's stock price. See "Risk Factors."

RESULTS OF OPERATIONS

THIRTEEN WEEK PERIOD ENDED NOVEMBER 25, 1995 AND NOVEMBER 26, 1994

  Revenue

     Total revenues increased 37% from $1,615,000 for the 13 week period ended November 26, 1994 to $2,213,000 for the 13 week period ended November 25, 1995. Government research revenue decreased approximately 10% from $1,526,000 for the 13 week period ended November 26, 1994 to $1,366,000 for the 13 week period ended November 25, 1995. The decrease in government research revenue for the 13 week period ended November 25, 1995 was primarily attributable to a change in the mix of government grants and contracts under which services were performed to grants and contracts which contain provisions for lower overhead reimbursement rates. Revenue derived from government research grants and contracts is generally based upon direct costs such as labor and laboratory supplies as well as an allocation for reimbursement of a portion of overhead.

     Collaborative research, license fees and royalties increased from $36,000 for the 13 week period ended November 26, 1994 to $716,000 for the 13 week period ended November 25, 1995, primarily due to revenues received under the Company's collaboration with Astra which began in August 1995.

     Interest income increased 188% from $41,000 for the 13 week period ended November 26, 1994 to $118,000 for the 13 week period ended November 25, 1995 reflecting the increase in funds available for investment as a result of the Company's sale of Common Stock in a private placement in March 1995 and payments received under the Astra collaboration in August 1995.

  Costs and Expenses

     Total costs and expenses increased 39% from $2,065,000 for the 13 week period ended November 26, 1994 to $2,875,000 for the 13 week period ended November 25, 1995. Cost of government and collaborative research consists of payroll and related costs, laboratory supplies and overhead expenses (including facilities and equipment expenses). The cost of government research decreased 3% from $1,326,000 for the 13 week period ended November 26, 1994 to $1,282,000 for the 13 week period ended November 25, 1995. Cost of government research, as a percentage of government research revenue, was 94% for the 13 week period ended November 25, 1995 and 87% for the 13 week period ended November 26, 1994. This increase was primarily due to a change in the mix of government grants and contracts under which services were performed during the 13 week period ended November 25, 1995 to grants and contracts which contain provisions for lower overhead reimbursement rates. Cost of government research, as a percentage of government research revenue, fluctuates based upon the nature of the government contracts and grants, the overhead reimbursement rates under such contracts and grants, as well as changes in the Company's overhead structure.

     Research and development expense, which includes both company-sponsored research and development and research funded pursuant to arrangements with the Company's corporate collaborators, increased 321% from $256,000 for the 13 week period ended November 26, 1994 to $1,079,000 for the 13 week period ended November 25, 1995. This increase was primarily related to increased expenses related to the Company's H. pylori and Staph. pathogen gene discovery programs and prostate cancer and BPH human gene discovery programs. The H. pylori program is funded under the Company's collaborative agreement with Astra. The increase consisted primarily of increases in payroll and related expenses, laboratory supplies and overhead expenses. The Company expects to continue to increase research and development expenditures in fiscal 1996, particularly with respect to its human gene discovery programs.

     Selling, general and administrative expenses increased 7% from $482,000 for the 13 week period ended November 26, 1994 to $513,000 for the 13 week period ended November 25, 1995. The increase in selling, general and administrative expenses for the 13 week period ended November 25, 1995 was primarily due to an increase in payroll and related expenses, interest expense and other corporate expenses.

FISCAL YEARS ENDED AUGUST 31, 1995, 1994 AND 1993

  Revenue

     Total revenues increased 69% from $6,619,000 in fiscal 1994 to $11,207,000 in fiscal 1995 and increased 3% from $6,450,000 in fiscal 1993 to $6,619,000 in fiscal 1994. Government research revenues increased 15%
from $6,077,000 in fiscal 1994 to $7,014,000 in fiscal 1995 and increased 21% from $5,022,000 in fiscal 1993 to $6,077,000 in fiscal 1994. These increases in government research revenues were primarily attributable to the commencement of payments under the Company's 3-year, $10 million Genome Sequencing Center grant from the NIH, which was awarded in August 1994, as well as increased levels of funding under existing government grants and contracts.

     Collaborative research, license fees and royalties increased from $314,000 in fiscal 1994 to $3,924,000 in fiscal 1995 primarily due to a $3,500,000 payment received from Astra in August 1995. Collaborative research, license fees and royalties remained relatively unchanged in fiscal 1994 as compared to fiscal 1993. Product and service revenue significantly decreased after fiscal 1993 due to the sale by the Company of its diagnostic testing business in June 1993.

     Interest income increased 64% from $142,000 in fiscal 1994 to $232,000 in fiscal 1995, and decreased 19% from $174,000 in fiscal 1993 to $142,000 in fiscal 1994. The changes in interest income reflect fluctuations in interest rates as well as the increase in funds available for investment in fiscal 1995 as a result of the Company's sale of Common Stock in a private placement in March 1995.

  Costs and Expenses

     Total costs and expenses increased 38% from $7,698,000 in fiscal 1994 to $10,622,000 in fiscal 1995 and decreased 22% from $9,932,000 in fiscal 1993 to $7,698,000 in fiscal 1994. The cost of government research increased 25% from $5,144,000 in fiscal 1994 to $6,414,000 in fiscal 1995 and increased 14% from $4,528,000 in fiscal 1993 to $5,144,000 in fiscal 1994. The increase in cost of government research in both fiscal 1995 and fiscal 1994 was due primarily to increases in payroll and related costs associated with the increase in government research revenue as well as an increase in overhead expenses associated with the expansion of the Company's facilities. Cost of government research, as a percentage of government research revenue, was 91% in fiscal 1995, 85% in fiscal 1994 and 90% in fiscal 1993.

     Research and development expenses increased 304% from $365,000 in fiscal 1994 to $1,476,000 in fiscal 1995 and decreased 14% from $423,000 in fiscal 1993 to $365,000 in fiscal 1994. The increase in research and development expenses in fiscal 1995 was primarily related to expenses incurred in connection with the Company's H. pylori sequencing activities prior to entering into a collaborative agreement with Astra in August 1995. The increase consisted primarily of increases in payroll and related expenses, laboratory supplies and overhead expenses. The decrease in research and development expenses in fiscal 1994 was primarily related to the completion of certain research agreements and the termination of research related to the Company's diagnostic testing business, partially offset by increases in the Company's pathogen sequencing activities.

     Selling, general and administrative expenses increased 25% from $2,176,000 in fiscal 1994 to $2,730,000 in fiscal 1995 and decreased 22% from $2,802,000 in fiscal 1993 to $2,176,000 in fiscal 1994. The increase in selling, general and administrative expenses in fiscal 1995 was primarily due to approximately $495,000 of severance and relocation expenses as well as increases in payroll and related expenses and facilities expenses. The decrease in selling, general and administrative expenses in fiscal 1994 was due primarily to the sale of the diagnostics business in fiscal 1993 and cost cutting actions taken by the Company in fiscal 1994.

     Cost of product and service significantly decreased after fiscal 1993 due to the sale of the Company's diagnostic testing business in June 1993. The Company sold substantially all of the assets used in this business in fiscal 1993 for $1,000,000, resulting in a loss of $637,000 in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Since September 1, 1992, the Company's primary sources of cash have been revenue from government grants and contracts, revenue from collaborative research agreements, borrowing under capital leases and proceeds from the sale of equity securities. In fiscal 1995, the Company received net proceeds of approximately $2,403,000 from the private sale of Common Stock and warrants and the exercise of stock options. In fiscal 1994, the Company received net proceeds of approximately $1,601,000 from the sale of Common Stock and the exercise of certain stock options. In August and December 1995, the Company entered into collaborative arrangements under which it received $3,500,000 from Astra and $3,000,000 from Schering-Plough, respectively.

     As of November 25, 1995, the Company had cash, cash equivalents and marketable securities of approximately $8,766,000 (of which approximately $776,000 is restricted in connection with certain capital lease obligations) and working capital of approximately $5,138,000. The Company has various arrangements under which it can finance up to $4,000,000 of certain office and laboratory equipment and leasehold improvements. Under these arrangements, the Company is required to maintain certain financial ratios, including minimum levels of tangible net worth, total indebtedness to tangible net worth, maximum loss, and minimum restricted cash balances. At November 25, 1995, the Company had approximately $1,400,000 available under these arrangements and had an outstanding balance of approximately $1,851,000, which is repayable over the three year period ending December 1998.

     The Company's operating activities provided cash of approximately $2,693,000 in fiscal 1995, including the utilization of approximately $1,100,000 of net operating loss carryforwards, and used cash of approximately $639,000, $3,252,000 and $536,000 in fiscal 1994 and 1993 and the 13 week period ended November 25, 1995, respectively. Net cash provided in fiscal 1995 was composed primarily of deferred contract revenue, accrued expenses, and operating income. Cash was utilized in fiscal 1994 and 1993 and the 13 week period ended November 25, 1995 primarily to fund the Company's operating loss.

     The Company's investing activities provided cash of approximately $6,000 in fiscal 1995. The Company's investing activities used cash of approximately $1,550,000, $1,548,000 and $3,380,000 in fiscal 1994 and 1993 and the 13 week period ended November 25, 1995, respectively. The Company used cash primarily for purchases of marketable securities and equipment and leasehold improvements.

     Financing activities provided cash of approximately $2,074,000, $1,410,000 and $307,000 in fiscal 1995 and 1994 and the 13 week period ended November 25, 1995, respectively, primarily from the sale of equity securities and warrants and the exercise of stock options, net of payments of capital lease obligations. Financing activities used cash of approximately $451,000 in fiscal 1993 primarily for the payment of capital lease obligations.

     Capital expenditures totaled $1,438,000 during fiscal 1995. The Company currently estimates that it will acquire $1,500,000 of capital equipment during fiscal 1996, consisting primarily of computer systems, laboratory equipment and office equipment. The Company plans to utilize its capital lease arrangements to finance the acquisition of this equipment.

     The Company believes that its existing capital resources, without regard to the Company's receipt of the net proceeds of this offering, are adequate to meet its cash requirements for at least the next 24 months. There can be no assurance, however, that changes in the Company's plans or other events affecting the Company's operations will not result in accelerated or unexpected expenditures.

     The Company may seek additional funding through public or private financing and expects to seek additional funding through collaborative or other arrangements with corporate partners. There can be no assurance, however, that additional financing will be available from any of these sources or will be available on terms acceptable to the Company.

                                    BUSINESS

OVERVIEW

     Genome Therapeutics Corp. ("GTC" or the "Company") is a leader in the field of genomics -- the identification and characterization of genes. The Company has over ten years of experience in positional cloning, having served as one of the primary researchers under genome programs sponsored by the United States government, and has developed numerous techniques and tools that are widely used in this field. GTC's commercial gene discovery strategy capitalizes on its pioneering work in genomics by applying its proprietary high-throughput multiplex DNA sequencing technology and positional cloning and bioinformatics capabilities in two principal areas, the discovery and characterization of (i) genes of pathogens that are responsible for many serious diseases and (ii) human disease genes. The Company believes that its genomic discoveries may lead to the development of novel therapeutics, vaccines and diagnostic products by it and its strategic partners. In 1995, the Company entered into two corporate collaborations in connection with its pathogen gene discovery programs, an agreement with Astra and an agreement with Schering-Plough.

SCIENTIFIC BACKGROUND

     Human disease is caused by a variety of factors, including genetic defects, pathogens and environmental factors, with many of the most common life-threatening and chronic diseases believed to have a genetic basis. Genes, which define the inherited characteristics of an organism, are found in all living cells (e.g., human, animal and pathogen cells). Each gene codes for a specific protein that performs a specific function in the body, such as the production of insulin. In humans, a defect in a gene, or the absence of a critical gene, may lead to overproduction, underproduction, improper function or absence of a protein resulting in the onset of disease or an undesirable physical condition. Genetic defects can be inherited or can accumulate during the lifetime of an individual. Human diseases caused by pathogens also have a genetic foundation in that specific genes in the pathogen are required for that organism to survive and infect its human host.

     The genetic content of an organism consists of DNA, a chemically complex material comprised of four different nucleotides (adenine, guanine, cytosine, and thymine) which are the building blocks of DNA. The sequence in which these nucleotides are linked together in a molecule of DNA determines the informational content of genes. The entire genetic content of an organism, including humans, is referred to as its genome.

     The human genome consists of 23 pairs of DNA sequences or chromosomes. These chromosomes contain approximately 100,000 human genes distributed over approximately three billion nucleotides. Human genes are found in the chromosomes as coding regions of DNA ("exons") interrupted by non-coding regions of DNA ("introns"). The number of exons found in human genes can be quite large as can be the distance between exons. The function of the majority of human DNA is unknown. The DNA sequence of a human gene is transcribed into a messenger RNA molecule (mRNA) which is processed to contain only the exon sequences. The information in the mRNA molecule is, in turn, translated into a protein product.

     Genomes of pathogens are significantly less complex than the human genome and generally consist of a single chromosome containing several thousand genes distributed over millions of nucleotides. The majority of DNA in pathogens typically is comprised of genes as uninterrupted DNA sequences.

     Proteins expressed by genes are the targets of most current drugs. As a result, the identification of human disease genes and the protein product of these genes may lead to new therapeutics and diagnostic tests. In the case of diseases caused by pathogens, the identification of the biologically important genes of the pathogen may lead to the development of new drugs and vaccines to combat the pathogen. Moreover, because of the simpler nature of the genomes of pathogens relative to the human genome, efforts to identify and characterize pathogen genes may lead to product development candidates more quickly than human gene discovery efforts. The two principal technologies currently being used to discover genes are sequencing and positional cloning.

  Sequencing

     Sequencing is the process of identifying genes through the determination of the order or sequence of nucleotides in DNA fragments. In recent years, high-throughput procedures, such as those being employed by the Company, have been developed which now enable sequencing to be performed on a larger scale and with greater speed than was previously possible.

     There are generally two ways of applying high-throughput sequencing to discover genes: random discovery and targeted discovery. In random discovery, high-throughput sequencing is used to identify the genes in a genome without regard to the function of the genes. In targeted discovery, high-throughput sequencing is used to identify the genes in a specific chromosomal region or tissue after the region or the tissue has been implicated in or associated with a specific disease.

     High-throughput sequencing offers a practical way of randomly identifying all of the genes in a pathogen because the genomes of pathogens consist of relatively small numbers of uninterrupted gene sequences. In contrast, the human genome is very large with only small portions of the DNA containing genes which are present as interrupted DNA sequences. As a result, although high-throughput sequencing of the DNA in a particular chromosomal region is used in human gene discovery, sequencing of all of the DNA in the human genome is not a practical means to identify large numbers of human genes. Instead, several groups are randomly discovering large numbers of human genes by sequencing expressed copies of genes, which contain only exons and are called cDNA, which they synthesize from mRNA.

     Although random discovery permits the rapid identification of pathogen and human genes, it generally does not provide an understanding of the function of a gene or of the gene's role in a particular disease. Any determination of function, or "characterization," of randomly discovered genes is dependent on the detection of structural similarities, or homology, existing between the protein product of such sequenced genes and genes with a known function.

     Targeted gene discovery by high-throughput sequencing of human DNA typically is applied as part of positional cloning (described below) after a specific chromosomal region has been identified which is believed to contain a particular gene. In this targeted gene discovery procedure, the entire chromosomal region is sequenced in an effort to identify, from all the genes present in that region, the one gene located in that region which is responsible for causing the specific disease.

     Another type of targeted gene discovery involves the use of high-throughput sequencing of cDNA to identify genes believed to cause or maintain a particular disease. In this procedure, which is referred to as "comparative gene expression," mRNA present in healthy and diseased tissues is converted into cDNA and then sequenced to identify the genes whose protein product is present in each. Candidate genes responsible for causing or maintaining the disease are identified by comparing which genes are expressing or producing their protein product and at what level this expression is occurring in both the healthy and diseased tissue.

  Positional Cloning

     Positional cloning is the process of analyzing disease inheritance patterns to identify the genes responsible for causing human disease. The first step in positional cloning is the identification of individual families or genetically homogeneous populations in which the occurrence of the disease in individuals within such families or populations is substantially higher than in the general population. Blood samples are collected from individuals within the family or population to provide DNA to be used to identify the region on a particular chromosome where the disease-causing gene is located. This process is referred to as "genetic linkage mapping."

     In genetic linkage mapping, DNA probes are used to detect genetic markers, regions of DNA that vary in sequence content from person to person. The position of these genetic markers on a chromosome, as detected by the DNA probes, constitutes a genetic linkage map of the chromosome. The chromosomal regions which are initially examined are those regions which have been identified as containing genes that are likely candidates for causing or predisposing an individual to the disease. Because very few human genes have been mapped to date, most genetic mapping is done genome-wide with a set of DNA probes that span the genome. By following the inheritance patterns of genetic markers and looking for the coinheritance of the genetic markers and the disease, the gene responsible for causing or predisposing an individual to that disease can be located within a specific chromosomal region. Using additional DNA probes, the chromosomal region containing the targeted disease gene can be narrowed to a region consisting of approximately 2,000,000 to 3,000,000 nucleotides in size containing between approximately 60 and 100 genes.

     Next, libraries comprised of large DNA fragments are examined to find those fragments which contain pieces of DNA from the relevant chromosomal region. The aligning of these DNA fragments so that their resulting order represents how these DNA fragments are related to each other in the relevant chromosomal region is called physical mapping. The physical map of the relevant chromosomal region can then be used to identify the genes which are contained within the region. These genes can be identified in two ways. First, "exon trapping" is used, whereby individual exons within this chromosomal region can be isolated and then used to obtain a complete copy of the gene from a cDNA library. Alternatively or in combination with exon trapping, the DNA of the chromosomal region can be sequenced using high-throughput procedures and, through the use of special computer software, the exons which are contained within the chromosomal region can be predicted. This sequencing information is then used to search cDNA libraries for DNA fragments which contain these presumed exons.

     Each gene identified through this process is a candidate for causing the disease. By determining the sequence of these genes in individuals with the disease and comparing it to the sequence of that gene from healthy individuals, the gene involved in the disease can be identified. DNA sequence differences, which are only found in individuals who have inherited the disease, identify the gene which is believed to be responsible for causing the disease.

COMPANY TECHNOLOGY

     The Company applies its proprietary technologies and know-how in high-throughput multiplex sequencing and positional cloning in its gene discovery programs. In its pathogen programs, the Company uses its high-throughput sequencing capabilities to sequence the genomes of pathogens. In its human gene discovery programs, the Company combines its proprietary positional cloning capabilities, together with its high-throughput sequencing capabilities, in its efforts to identify and characterize human genes associated with disease. In support of these technologies, the Company has developed sophisticated bioinformatics capabilities which utilize computer hardware and proprietary software to track, process and analyze the data generated in the gene discovery process.

  Multiplex Sequencing

     GTC uses its proprietary high-throughput DNA sequencing process, called "multiplex sequencing," as its primary means to sequence DNA. The Company holds exclusive worldwide commercial rights to this technology, which was originally developed by Dr. George Church's laboratory at the Howard Hughes Medical Institute, pursuant to a license from Harvard College. See "Risk Factors--Patents and Proprietary Rights; Risk of Third Party Claims of Infringement" and "Patents and Proprietary Technology." Dr. Church is a scientific advisor to the Company. In multiplex sequencing, individual DNA samples are mixed together and then processed simultaneously. At the end of the process, the nucleotide sequence of the individual DNA samples in the mixtures is determined by using DNA probes. The Company has routinely combined up to 20 different DNA samples and used up to 40 different DNA probes to detect the sequence generated from each end of each DNA fragment in the mixtures. By combining 20 different DNA samples into a single mixture, the Company only has to perform a single series of preparatory procedures to produce 40 different DNA sequences. Commercially available automated DNA sequencers require 20 individual samples to be processed through the preparatory procedures to produce the same number of DNA sequences.

     The Company has used its multiplex sequencing technology to sequence virtually the entire genome of H. pylori and portions of the genomes of three other pathogens (Staph., M. tuberculosis, and M. leprae). The Company has also used multiplex sequencing to sequence a 60,000 nucleotide region of human chromosome 4 thought to contain the gene responsible for FSHD and to sequence a 40,000 nucleotide region on human chromosome 10 which was subsequently determined by a third party to contain the gene responsible for a type of thyroid cancer.

     The Company's multiplex sequencing technology currently is semi-automated. The Company is developing a fully-automated version of the process. The Company has built prototype equipment to automate the use of DNA probes in multiplex sequencing and expects to introduce this equipment into full-scale use in the second half of 1996. This equipment will also automate the use of DNA probes in the Company's multiplex genotyping technology. See "Company Technology -- Positional Cloning". The Company also plans to acquire robotic laboratory equipment to automate the sample preparatory procedures required in the sequencing process. The Company believes that automation will increase the speed and lower the cost of sequencing DNA samples. The Company supplements its proprietary multiplex sequencing technology with automated, commercially available, DNA sequencers.

  Positional Cloning

     The Company has over 10 years of experience in various aspects of positional cloning. GTC was one of the pioneers in the use of genetic linkage mapping and developed numerous techniques and tools that are widely used in the positional cloning field. In its positional cloning efforts, the Company applies its proprietary multiplex genotyping technology. Genotyping is the process of using DNA probes to determine the genetic composition of specific regions on each chromosome of each family member. Using multiplex genotyping, the Company has simultaneously processed up to 50 genetic markers for each family member in a single sample mixture. By combining 50 different genetic markers, the Company reduces the number of laboratory steps required to obtain the data needed to localize a disease gene to a specific chromosomal region.

     The Company has considerable experience in identifying genetic markers for specific chromosomal regions. This ability is needed when additional genetic markers are required to narrow the size of the chromosomal region believed to contain the disease gene. The Company also has several libraries of large DNA fragments arranged in a format which facilitates the isolation of DNA fragments from a specific chromosomal region. These libraries are used to develop physical maps of chromosomal regions thought to contain disease genes. In addition, the Company uses specialized tools to trap the exons present in large DNA fragments. These tools are used to isolate exons from the genes present in chromosomal regions believed to contain disease genes.

     Examples of key accomplishments by GTC in positional cloning include:

   Year(s)                                Accomplishment
-------------                             --------------
1985                 Completion of genetic linkage mapping of the gene
                     responsible for cystic fibrosis to chromosome 7
1987                 Completion of the first genetic linkage map of the entire
                     human genome
1987 to 1994         Completion of detailed genetic linkage maps of human
                     chromosomes 5, 7, 10, 16, 17 and 20
1995                 Completion of genetic and physical maps for chromosome 10
                     and detailed physical maps for regions of chromosome 10
                     thought to contain tumor suppressor genes

  Bioinformatics

     The process of identifying and characterizing genes generates vast amounts of data which must be organized and managed. Such data result from genetic linkage and physical mapping, DNA sequencing and biological experiments performed on identified genes. The use of computers, software and databases to track, process, store, retrieve and analyze data generated by genomic research is referred to as "bioinformatics," which is an emerging subspecialty of genomics and a key capability of any participant in the field. Because of its early work in large-scale genetic linkage analysis, GTC was one of the first companies to develop significant bioinformatics capabilities. The Company expanded these capabilities several years ago when it began to use and further develop its proprietary multiplex sequencing technology. The Company uses its current bioinformatics systems to manage the production and interpretation of multiplex sequence data and compare and screen these data against public and proprietary sequence databases.

     The Company continually refines its bioinformatics systems. The Company currently is focusing these efforts in four areas: upgrading and standardizing its bioinformatics hardware and software; developing enhanced data management systems; expanding its software engineering capabilities; and expanding its resources in computational molecular biology. These enhancements are expected to result in more effective data management by allowing for higher-throughput sequencing, providing for smooth integration of laboratory automation, supporting more rapid analyses and comparison of genomic data and facilitating the identification of gene targets for the development of therapeutic, vaccine and diagnostic products. As part of its enhancement of its bioinformatics capabilities, the Company is in the process of significantly increasing the number of its bioinformatics personnel.

GTC STRATEGY

     The Company's objective is to use its proprietary multiplex sequencing and positional cloning technologies and bioinformatics capabilities to identify gene targets for the development of novel therapeutic, vaccine and diagnostic products in collaboration with pharmaceutical and biotechnology company partners. The Company is using the following strategies to achieve this objective:

  Sequencing of Pathogens

     Over the past four years, the Company has devoted a significant portion of its resources to, and obtained considerable experience in, sequencing the genomes of pathogens. The Company has sequenced virtually the entire genome of
H. pylori and portions of the genomes of three other disease-causing pathogens. The Company plans to continue to identify and characterize genes of these and other pathogens for which the Company believes new or improved therapeutic, vaccine or diagnostic products represent a significant commercial opportunity. In particular, the Company plans to focus its efforts on pathogens where the incidence of antibiotic resistance or other factors limit the use or efficacy of currently available therapies, creating a need for novel antibiotics and vaccines. The Company believes its pathogen gene discovery programs may lead to product development candidates more quickly than human gene discovery efforts.

  Discovery of Human Disease Genes

     In the human gene discovery area, the Company plans to build on its decade of experience and knowledge in positional cloning and its proprietary multiplex genotyping and multiplex sequencing technologies and bioinformatics capabilities by obtaining exclusive rights to collections of DNA samples from relevant family resources in order to map, identify and characterize genes responsible for selected human diseases. The Company is seeking collaborations with clinicians and academic researchers to obtain these rights. The Company believes that access to these family and other resources will bolster its existing human gene discovery programs and enable it to initiate additional programs directed at human genes associated with significant diseases.

  Strategic Collaborations

     The Company plans to continue to seek strategic collaborations with pharmaceutical and biotechnology companies for the development and commercialization of products based on the Company's genomic discoveries. This strategy is designed to provide the Company access to the scientific and product development expertise of its partners and permit the Company to benefit from the commercialization of products based on the Company's gene discoveries without incurring the substantial costs required for pharmaceutical product development and commercialization. The Company generally expects to exclusively license to its partners all rights to therapeutic products and vaccines (and, depending upon the gene, diagnostic products) developed based on the particular genetic database licensed by the Company. In exchange, the Company generally expects to receive a combination of up-front license fees, research funding, milestone payments and royalty payments on product sales. To date, the Company has entered into two collaborations relating to pathogens, one with Astra for the development of therapeutic, diagnostic and vaccine products effective against gastrointestinal infections and other diseases caused by H. pylori, and one with Schering-Plough to use the genomic sequence of a specified pathogen to identify new gene targets for the development of antibiotics and vaccines effective against drug resistant infectious organisms.

  Government Grants and Contracts

     The Company has served as one of the primary researchers under genomic programs sponsored by the United States government and actively seeks to continue its participation in government sponsored genomics research programs. These programs add to the Company's genomics technology base and increase the number and enhance the expertise of its scientific personnel. From January 1991 through August 1995, the United States government awarded the Company grants and contracts providing for aggregate payments over their terms of approximately $37 million. Moreover, subject to certain rights of the government, under most of these programs the Company becomes the owner of any resulting discoveries or inventions.

GENE DISCOVERY PROGRAMS

     The Company is currently conducting gene discovery programs directed at both pathogen genes and human disease genes. The factors the Company considers in determining whether to initiate these programs include the projected commercial potential, the effectiveness of current therapies, the likelihood of attracting a pharmaceutical or biotechnology company as a collaborator, the status of competitive programs and anticipated development costs.

  Pathogen Programs

     Antibiotics are the standard therapy for bacterial and fungal infections. During the twelve month period ended November 1995, approximately 287 million prescriptions for antibiotics were written in the United States for such infections and approximately $7 billion was expended in the United States for oral and injectable antibiotics. The approximately 100 antibiotics in use in the United States today are primarily variations of a small number of original antibiotic compounds. In the past decade, a growing number of infections have been caused by pathogens which are becoming resistant to an increasing number of currently available antibiotics. This problem of growing resistance to antibiotics is particularly problematic in the approximately 6,500 acute care hospitals in the United States in which approximately 2.1 million patients each year develop infections. Examples of pathogens that have exhibited resistance to a number of current antibiotics include Staph., M. tuberculosis, Streptococcus pneumonia, and Enterococcus. To date, the primary response of pharmaceutical companies to the resistance problem has been to modify existing antibiotics. However, in many cases, the pathogens that are the targets of these antibiotics have further mutated, often quite rapidly, and thereby developed resistance to the modified antibiotics. The Company believes that the development of novel antibiotics and vaccines based on new pathogen targets identified using genomic information may be less prone to the rapid development of resistance than antibiotics that are only modified versions of existing drugs.

     Helicobacter pylori. H. pylori is the pathogen believed responsible for causing 90% of duodenal peptic ulcers, the most common type of ulcer, and 70% of gastric peptic ulcers. Peptic ulcer disease is a chronic inflammatory condition of the stomach and duodenum. Although frequently asymptomatic, all persons infected by H. pylori have chronic gastric inflammation (gastritis). It is estimated that approximately 4.5 million people suffer from active peptic ulcers each year, and approximately 500,000 new cases are diagnosed annually in the United States. Approximately 600,000 patients are hospitalized each year in the United States for peptic ulcer disease. Serious complications occur in approximately one-third of these cases, including intestinal obstruction, upper gastrointestinal hemorrhage and perforation. Further, each year over 6,000 deaths in the United States are directly caused by ulcer disease, and peptic ulcers are a contributing factor in an additional 11,000 deaths. Approximately 10% of the population in the United States will develop peptic ulcer disease during their lifetimes. Studies have also linked H. pylori with the development of certain stomach cancers and coronary heart disease.

     The most common medication for treating peptic ulcers are anti-secretory drugs, such as H2 antagonists (e.g., Tagamet and Zantac), and proton pump inhibitors (e.g., Prilosec). Although anti-secretory drugs reduce ulcer symptoms by inhibiting gastric acid secretion, they do not eradicate the H. pylori which is the primary cause of the disease. In 1994, the market for such drugs for the treatment of ulcers totaled approximately $7 billion worldwide. An approach being developed to treat recurrent peptic ulcer disease recognizes the role of
H. pylori and involves the administration of antibiotics, often in combination with bismuth or anti-secretory drugs. The most effective antibiotic treatments may be complicated by the need to treat for prolonged periods with multiple drugs, by side effects and problems with patient compliance, by relapses if treatment is interrupted, and by the development of antibiotic-resistant strains of the bacteria.

     Using its proprietary high-throughput multiplex sequencing technology, the Company completed sequencing virtually the entire genome of H. pylori in December 1994. Under its agreement with Astra, the Company is identifying the genes critical to the survival of H. pylori and proteins on the surface of the bacterium that are believed to be likely targets for therapeutic products and vaccines, respectively. See "Collaborative Agreements -- Pharmaceutical Company Collaborations."

     Staphylococcus aureus. Staph. is the most common cause of skin, wound and blood infections. Staph. infections are typically treated with antibiotics. The percentage of Staph. isolates resistant to penicillin and certain other antibiotics increased from 2.4% in 1975 to 29% by 1991. Moreover, clinical isolates of Staph. exist which are resistant to all known antibiotics other than vancomycin. Vancomycin resistance has appeared in Enterococcus, a pathogen related to Staph., which has raised the possibility that untreatable strains of Staph. could appear. Using its high-throughput sequencing capabilities, the Company has sequenced a substantial portion of the genome of Staph.

     Mycobacterium tuberculosis. M. tuberculosis is the pathogen responsible for causing tuberculosis. The clinical manifestations of tuberculosis include: pulmonary tuberculosis, the most highly infectious form; tuberculous meningitis, the major form causing mortality in children; and disseminated tuberculosis of bone or other internal organs, forms increasingly found in AIDS patients where it causes chronic wasting and debilitation. Approximately one-third of the world's population is infected with M. tuberculosis, but harbors the pathogen in an inactive form. Such individuals have a 10% lifetime risk of developing the disease. The fatality rate of untreated tuberculosis is between 40% and 60%. Each year, there are an estimated 8 million new cases of tuberculosis worldwide and 2.9 million deaths from the disease, making tuberculosis the leading cause of death in the world from a single pathogen. While the disease is primarily associated with the developing world, tuberculosis is not uncommon in immuno-compromised patients, including cancer and AIDS patients. In the United States, outbreaks of infection have occurred in health care workers and residents of homeless shelters and prisons.

     The primary treatment for tuberculosis is the use of antibiotics. A problem of effectively treating tuberculosis with antibiotics is compliance with the long drug treatment regimens, often as long as six months. In addition, strains of M. tuberculosis have become resistant to isoniazid and rifampicin, two principal antibiotics used to treat tuberculosis. M. bovis vaccine, the most widely used vaccine in the world, protects against disseminated tuberculosis and tuberculosis meningitis in children. However, in clinical trials this vaccine has been shown to be only partially effective against pulmonary tuberculosis in adults.

     Using its high-throughput multiplex sequencing technology, the Company has sequenced over 800,000 bases of the genome of M. tuberculosis, which the Company estimates represents approximately 20% of the total genome of this pathogen. See "Collaborative Agreements--Government Collaborations."

  Human Gene Discovery Programs

     GTC has initiated a variety of programs to identify human genes that are responsible for various diseases. In some of these programs the Company is using positional cloning strategies, while in others it is employing a multifaceted approach incorporating both positional cloning and comparative gene expression.
The Company's current primary human gene discovery programs are directed at FSHD, prostate cancer, BPH, and manic depressive illness. Most of the Company's current human gene discovery programs target common diseases that are most likely due to defects in more than a single gene. The following table summarizes the current status of the Company's human gene discovery programs. This table is qualified in its entirety by the more detailed descriptions contained elsewhere in this Prospectus.

                         POSITIONAL CLONING ACTIVITIES

                              APPROPRIATE FAMILY                                            IDENTIFICATION
                                  RESOURCES          GENETIC  CHROMOSOMAL                        OF             DISEASE
                           ------------------------  LINKAGE     REGION       PHYSICAL MAP      CANDIDATE          GENE
        DISEASE            EVALUATION   COLLECTION   MAPPING  IDENTIFICATION  CONSTRUCTION       GENES       IDENTIFICATION
------------------------   -----------  -----------  -------- --------------  -------------  ---------------  ---------------
FSHD
                           ----------------------------------------------------------------------
Prostate Cancer
    Tumor/Blood Samples
                           -------------------------------------------------------------------
    Family Studies
                           ---------
Manic Depressive Illness
                           ------------------------------------------
Schizophrenia
                           ------------------
Osteoporosis
                           ---------
Asthma
                           ---------

                             SEQUENCING ACTIVITIES

                                                                                          CANDIDATE          DISEASE
                            TISSUES     CDNA LIBRARIES       CDNA       COMPARATIVE         GENE              GENE
                           COLLECTED       PREPARED       SEQUENCING      ANALYSIS     IDENTIFICATION    IDENTIFICATION
                          -----------   ---------------   -----------   ------------   ---------------   ---------------
Prostate Cancer
                          ---------------------------------------
BPH
                          ---------------------------------------

     FSHD. FSHD is a form of muscular dystrophy characterized by muscular weakness and atrophy initially concentrated in the face and shoulder. FSHD is believed to affect approximately one in 20,000 people worldwide. Steroids are administered to patients with FSHD to decrease inflammation associated with muscle wasting caused by the disease, but no therapies are available to reverse or halt progression of the disease. Using detailed genetic linkage mapping, physical mapping, and high-throughput multiplex sequencing, GTC has narrowed the suspected location of the gene responsible for FSHD to an approximately 60,000 nucleotide region on the tip of the long arm of chromosome 4. The Company has identified several candidate genes based on the sequence of this region and is evaluating these candidates in affected individuals and normal controls. See "Collaborative Agreements--Government Collaborations."

     Prostate Cancer. In the United States, prostate cancer is the most commonly diagnosed cancer in males and the second most common cause of death from cancer in males. The American Cancer Society predicted that there would be approximately 244,000 new cases of prostate cancer and approximately 40,000 deaths from prostate cancer in the United States in 1995. The treatment for early stage prostate cancer is surgery to remove the prostate gland or radiation. Removal of the prostate results in incontinence or impotence in a substantial number of patients. Radiation is often not fully effective in stopping the progression of the cancer. The treatment for later stage prostate cancer is therapy to reduce testosterone levels. While testosterone reduction is successful in slowing disease progression in 80% of patients, it is typically effective for only 12 to 18 months.

     GTC is conducting a multifaceted program to identify the genes responsible for prostate cancer. First, based on academic research that used genetic data obtained by comparing DNA isolated from tumors and blood samples to localize a candidate tumor suppressor gene to a region on the long arm of chromosome 10, the Company continues to refine its detailed physical map of the region and is sequencing a set of DNA fragments which cover a portion of the region. The Company, working with the NIH, also has identified several candidate genes in the region using exon trapping techniques. In addition, the Company has initiated gene expression profiles for prostate cancer by constructing cDNA libraries from normal prostate and prostatic tumors and is sequencing the resulting cDNAs. GTC is supplementing its gene expression studies with technologies which are used to determine the differences in genes which are expressed in different samples. To further this program, the Company is also seeking to identify appropriate families exhibiting early onset (under 55 years of age) of prostate cancer for genetic linkage mapping efforts.

     GTC is collaborating with the NIH's National Center for Human Genome Research ("NCHGR") in this program to identify and begin to evaluate candidate prostate cancer genes. Pursuant to the terms of the Company's CRADA with NCHGR, any inventions or discoveries developed in the course of the research plan solely by the Company remain the property of the Company. Any inventions or discoveries developed by NCHGR researchers remain the property of the NIH and any inventions or discoveries developed jointly will be jointly owned. Under the terms of the CRADA, the Company has the right to negotiate with the NIH to obtain an exclusive license to any inventions or discoveries not made solely by the Company. The terms of any such license may include field of use restrictions and a royalty obligation on the part of the Company. The NIH retains a nonexclusive, nontransferable license to practice any such invention or discovery by or on behalf of the United States government. The NIH is also entitled to a license, including the right to grant sublicenses, to use for research purposes any such inventions or discoveries developed solely by the Company.

     Benign Prostate Hypertrophy. BPH is a common disease in males that results from enlargement of the prostate. Although BPH is non-life threatening, it can have a significant effect on the quality of life. The peak age of onset of symptoms of BPH is between 50 and 55. BPH affects approximately 40% of men in the United States by the time they reach the age of 74. The current treatments for BPH include transurethral resection of the prostate and drugs such as Proscar. Resection of the prostate results in incontinence or impotence in a substantial number of patients. Drugs such as Proscar are effective in treating the early symptoms of BPH but are not effective as the prostate becomes enlarged. GTC has initiated gene expression profiles for BPH by constructing cDNA libraries from tissue exhibiting BPH, normal prostate tissue and prostate tumors.

     Manic Depressive Illness. Manic depressive illness is a serious neuropsychiatric disorder characterized by alternating mood swings of mania and depression. Manic depressive illness affects approximately one percent of the United States population. The most common treatment for manic depressive illness is lithium carbonate, which has both therapeutic and prophylactic effects but is toxic at levels that are very close to therapeutic levels. Alternatives are anticonvulsant agents such as carbamazepine, valproate, and clonazepam. Treatments with either lithium carbonate or anticonvulsant agents result in diminished intellectual and emotional capacity.

     GTC has been collaborating with the National Institute of Mental Health (the "NIMH") in a search for DNA markers associated with this disorder in several Old Order Amish pedigrees. This population represents a relatively genetically isolated community with a small number of founders in the 1800's. Strict pressures against substance abuse also facilitate accurate disease diagnoses. The Company has completed a genome wide scan and has identified three candidate chromosomal regions.

     Although NIMH funding for this program ends in March 1996, the Company plans to continue this program with its own funds. Any gene discovered in the course of research funded by the NIMH would be the property of the NIMH. However, the NIMH has no rights to genes discovered by the Company after expiration of the contract term. Based on the current status of the research in this program, the Company believes that it is very unlikely that a gene will be identified during the current term of the research contract.

     Other Programs. The Company is also conducting preliminary research on osteoporosis, asthma and schizophrenia. These diseases affect large numbers of people in the United States and throughout the world and are believed to have a genetic basis. The Company is currently evaluating various family resources for research on these diseases and may expand its research on one or all of these diseases.

COLLABORATIVE AGREEMENTS

     An important part of the Company's strategy is to pursue strategic collaborations with pharmaceutical and biotechnology companies for the development and commercialization of products based on the Company's genomic discoveries. The Company also plans to continue to seek government grants and research contracts related to the Company's technology and research programs.

  Pharmaceutical Company Collaborations

     Astra. In August 1995, the Company entered into a collaboration agreement with Astra to develop pharmaceutical, vaccine and diagnostic products effective against gastrointestinal infections or any other disease caused by H. pylori. The Company granted Astra exclusive access to the Company's H. pylori genomic sequence database and exclusive worldwide rights to make, use and sell products based on the Company's H. pylori technology. The agreement also provides for a four-year research collaboration to further develop and annotate the Company's
H. pylori genomic sequence database, identify therapeutic and vaccine targets and develop appropriate biological assays. This research is being directed by a Joint Management Committee and a Joint Research Committee, each consisting of representatives from both parties.

     Under this agreement, Astra agreed to pay the Company a minimum of approximately $11 million and, subject to the achievement of certain product development milestones, up to approximately $22 million (and possibly a greater amount if more than one product is developed under the agreement) in license fees, expense allowances, research funding and milestone payments. $500,000 of such fees is creditable against any future royalties payable to GTC by Astra under the agreement. The Company received approximately $5 million in license fees, expense allowances and research funding under the Astra agreement through December 1995. For the Company's fiscal year ended August 31, 1995, revenue recognized by the Company under its agreement with Astra accounted for approximately 31% of the Company's total revenue. Astra is obligated to provide funding for the research program for a minimum of two and one-half years; Astra may terminate the research collaboration at any time after the second year on six months' notice.

     The Company will also be entitled to receive royalties on Astra's sale of any products (i) protected by the claims of patents licensed exclusively to Astra by the Company pursuant to the agreement, or (ii) the discovery of which was enabled in a significant manner by the genomic database licensed to Astra by the Company. GTC has the right under certain circumstances to convert Astra's license to a nonexclusive license in the event Astra is not actively pursuing commercialization of the licensed technology.

     Schering-Plough. In December 1995, the Company entered into a collaboration and license agreement with Schering-Plough providing for the use by Schering-Plough of the genomic sequence of a specified pathogen that the Company is sequencing to identify new gene targets for development of antibiotics effective against drug-resistant infectious organisms. As part of this agreement, the Company granted Schering-Plough exclusive access to certain of the Company's genomic sequence databases. The Company also granted Schering-Plough a non-exclusive license to use the Company's bioinformatics systems for Schering-Plough's internal use in connection with the genomic databases licensed to Schering-Plough under the agreement and other genomic databases Schering-Plough develops or acquires. The Company also agreed to undertake certain research efforts to identify bacteria-specific genes essential to microbial survival and to develop biological assays to be used by Schering-Plough in screening natural product and compound libraries to identify antibiotics with new mechanisms of action.

     Under the agreement, Schering-Plough made an up-front payment to the Company of $3 million. In addition, upon completion of certain development milestones, Schering-Plough has agreed to pay the Company a minimum of an additional $10.3 million in expense allowances, research funding and milestone payments. Subject to the achievement of additional product development milestones and Schering-Plough's election to extend the research collaboration, Schering-Plough has agreed to pay the Company up to an additional approximately $40.5 million (inclusive of the $10.3 million referred to in the previous sentence) in expense allowances, research funding and milestone payments. The Company expects that in fiscal 1996 it will complete the milestones that will entitle it over the next several years to receive the minimum additional payments of $10.3 million.

     The agreement grants Schering-Plough exclusive worldwide rights to make, use and sell pharmaceutical and vaccine products based on the Company's genomic database of the specified pathogen and on the technology developed in the course of the research program. GTC has also granted Schering-Plough a right of first negotiation if during the term of the research plan GTC desires to enter into a collaboration with a third party with respect to the development or sale of any compounds which are targeted against, as their primary indication, the pathogen that is the principal subject of the Company's agreement with Schering-Plough. The Company will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology licensed from the Company. Subject to certain limitations, GTC retained the rights to make, use, and sell diagnostic products developed based on the Company's genomic database licensed to Schering-Plough or the technology developed in the course of the research program.

  Government Collaborations

     Since 1989, the Company has been awarded a number of grants and contracts by various agencies of the United States government pursuant to the government's genomics programs. The scope of the research covered by the grants and contracts encompasses technology development, sequencing production, technology automation projects and positional cloning projects. Among other things, these grants and contracts have provided significant funds for the Company's M. tuberculosis, FSHD and manic depressive illness gene discovery programs. These grants and contracts represent an important aspect of the Company's strategy because they add to the Company's genomics technology and enable the Company to increase the number and enhance the expertise of its scientific personnel.

     Under the government grants and a majority of the government research contracts, the Company has exclusive rights to any commercial applications of technology developed, including all gene discoveries, inventions and technology improvements created or discovered. However, the government retains certain rights to practice such technology. See "Patent and Proprietary Technology" and "Human Gene Discovery Programs -- Manic Depressive Illness." In addition, the Company is obligated under certain government grants and contracts to make data and materials resulting from the research public within 180 days from the date such data and materials are developed.

     The Company's government grants and research contracts include both cost-plus-fixed-fee arrangements and fixed price contracts. Under cost-plus-fixed-fee arrangements, the Company receives reimbursement of its direct costs associated with the research, a portion of its indirect or overhead costs as well as fees in excess of such costs. The amount of overhead reimbursement varies with each contract. Under fixed price contracts, the Company agrees to perform a particular research plan for an agreed upon payment.

     From January 1991 through August 1995, the United States government awarded the Company grants and contracts providing for aggregate payments over their terms of approximately $37 million. Listed below are the major government grants and contracts under which the Company is currently performing services:

                                                                                   TOTAL AWARD
                                                                      TERM OF         OVER
                    PROJECT                          AWARD DATE       PROJECT     PROJECT TERM
                    -------                       ----------------    --------    -------------
Genome Sequencing Center........................  August 1994          3 yrs.     $10.4 million
Microbial Genome Sequencing.....................  December 1994        3 yrs.     $ 3.0 million
Physical Map of Chromosome 10...................  May 1994             3 yrs.     $ 1.9 million
Gene Expression.................................  December 1993        3 yrs.     $ 1.5 million
FSHD............................................  September 1994       3 yrs.     $ 1.0 million

     These grants and research contracts are typically funded annually and are subject to the appropriation by the United States Congress of funding in each year. In addition, funding under these grants and contracts may be discontinued or reduced at any time by the United States Congress.

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's commercial success will be dependent in part on its ability to obtain patent protection on genes, or products based on genes, discovered by it. The current criteria for obtaining patent protection for partially sequenced genes and for genes whose biological functions have not been characterized are unclear. The Company's current strategy is to apply for patent protection upon the identification of a novel gene or novel gene fragment and pursue claims to these gene sequences as well as equivalent sequences, such as substantially homologous sequences. Where the biological function of a gene or gene fragment has not been characterized at the time of filing a patent application, the Company intends to supplement such patent filing as soon as additional information with respect to the biological function of such gene or gene fragment is available. However, there can be no assurance that the Company will be able to obtain patent protection on such genes or gene fragments, and even if such patents are issued, the scope of the coverage or protection provided by any such patents is uncertain. In addition, there can be no assurance that any patents, if issued, will provide protection against any competitors, will provide the Company with competitive advantages, will provide protection for any therapeutic, vaccine or diagnostic products based on the Company's gene discoveries or will not be successfully challenged by others. Furthermore, others have filed and are likely to file in the future patent applications which have not yet been published covering genes or protein sequences similar or identical to the Company's. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company or that any patent applications filed by the Company will result in issued patents.

     There have been, and continue to be, intensive discussions on the scope of patent protection for both gene fragments and full-length genes. In November 1995, the PTO scheduled a hearing and requested public comment on the patenting of a complete genome of an organism as well as the patenting of human gene fragments. Although the PTO canceled the hearings and request for comments, they may be rescheduled at a future date. There can be no assurance that these or other proposals will not result in changes in, or interpretations of, the patent laws which will adversely affect the Company's patent position.

     The PTO issued new Utility Guidelines in July 1995 that address the requirements for demonstrating utility, particularly in inventions relating to human therapeutics. While the guidelines do not require clinical efficacy data for issuance of patents for human therapeutics, the guidelines have been issued only recently and there can be no assurance that the PTO's interpretations of such guidelines, and any changes to such interpretations will not delay or adversely affect the Company's or its collaborators' ability to obtain patent protection. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries.

     The Company has filed patent applications with respect to a number of full length genes and corresponding proteins and partial genes of H. pylori and of M. leprae. The Company plans to file foreign counterparts of these U.S. applications within the appropriate time frames. These applications seek to protect these full length and partial gene sequences and corresponding proteins, as well as equivalent sequences, such as substantially homologous sequences, and products derived therefrom and uses therefor. These applications also identify possible biological functions for the genes and gene fragments based in part on a comparison to genes or gene fragments included in public databases but do not contain any laboratory or clinical data with respect to such biological functions. There are certain court decisions indicating that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence. The PTO initially rejected a patent application by the NIH seeking protection for a substantial number of genes based upon partial gene sequences, and the rejection was not appealed by the NIH. In addition, the Company is aware of published patent applications owned by third parties relating to nucleic acids encoding several H. pylori proteins. Patents may issue thereon that have priority over the patent applications filed by the Company, which may limit the scope of coverage or protection afforded by any patent, if any, that may issue to the Company with respect to the genes of H. pylori, or may preclude the issuance of any such patents.

     A number of groups are attempting to rapidly identify and patent gene fragments and full length genes whose functions have not been characterized, as well as fully characterized genes. To the extent any patents issue on such partial or full length genes, the risk increases that the potential products of the Company or its strategic partners may give rise to claims that such products infringe the patents of others. Such groups could bring legal actions against the Company or its collaborators claiming damages and seeking to enjoin drug development efforts or the manufacturing or marketing of the affected products. If any such actions are successful, in addition to any potential liability for damages, the Company or its collaborators could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that the Company or its collaborators would prevail in any such action or that any license required under any such patent would be made available upon commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's management and financial resources.

     In addition, publication of information concerning genes or genetic sequences prior to the time the Company applies for patent protection based on the full-length gene could adversely affect the Company's ability to obtain patent protection with respect to genes identified by it. Washington University is currently identifying genes through partial sequencing pursuant to funding provided by Merck & Co., Inc. and depositing the partial gene sequences identified in a public database. In addition, Human Genome Sciences, Inc. recently provided non-commercial research organizations access to human genetic sequence data relating to between 30,000 and 50,000 genes from The Institute for Genomic Research's Human cDNA Database.

     Under most of the Company's government grants and contracts, the government has a statutory right to use for government purposes, and, under certain circumstances (including inaction on the part of the Company or its licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by the Company or its licensees), to grant to other parties licenses under any inventions developed based on research funded by the government. In addition, under certain of the Company's government grants and research contracts, any genes discovered in the course of sponsored research would be the property of the government. Moreover, under the Company's CRADA with the NIH, any inventions or discoveries made in whole or in part by NIH researchers are the property, either solely or jointly with the Company, of NIH, and the Company has the right to negotiate with the NIH to obtain an exclusive license to such inventions and discoveries. The Company is also obligated under certain government grants and contracts to make data and materials resulting from the research public within 180 days from the date such data and materials are developed. If this requirement results in premature publication of the Company's discoveries and inventions, the Company's ability to obtain patent protection for such discoveries and inventions may be adversely affected.

     The multiplex sequencing technology used by the Company was developed by researchers at Harvard College and the Howard Hughes Medical Institute ("HHMI"), including Dr. George Church, a scientific advisor to the Company. The multiplex sequencing technology is the subject of two issued United States patents and foreign counterpart applications in certain countries but this technology is not covered by patents or patent applications in all countries of the world. The Company has obtained an exclusive worldwide license from Harvard College to use the multiplex sequencing technology for commercial applications. In situations where the Company is unable to provide a third party with multiplex sequencing services, it is obligated under the license to use reasonable efforts to sublicense the multiplex sequencing technology to such third parties on commercially reasonable terms except where doing so would place the Company at a materially competitive disadvantage. This provision may require the Company to make the multiplex sequencing technology licensed by it from Harvard College available to third parties. Harvard College has retained the right to use and license others to use the technology for research purposes. Under this license, the Company paid Harvard College a nonrefundable license fee of $100,000 and must pay Harvard College sublicensing fees and royalties on license fees, royalties and certain other income received by the Company in respect of sublicenses granted by the Company, products sold that include the multiplex sequencing technology and services performed that utilize the multiplex sequencing technology. Under the license, the Company must pay Harvard College minimum annual royalties ranging from $15,000 in 1996 to $35,000 beginning in 1998. Under certain circumstances, Harvard College has the right to convert the license to a nonexclusive license if the Company has not put the technology into commercial use and is not keeping the technology reasonably available to the public. In addition, the HHMI, through Harvard College, has the right under certain circumstances, to require the Company to license the technology to others if, in the judgment of HHMI, the Company has not taken reasonable steps to achieve a practical application of the technology or if required in response to public health or safety needs. The Company continues to make improvements to the multiplex sequencing technology, which improvements are owned by the Company. The Company has granted Harvard College a license to use the improvements the Company makes to the software component of the technology for Harvard College's internal academic purposes and in the event Harvard College desires to grant a sublicense to any such improvements, the Company has agreed to negotiate with Harvard College concerning the terms of any such sublicense.

     The Company also relies on trade secret protection for its confidential and proprietary information. There can be no assurance that the Company can maintain adequate protection for its trade secrets or other proprietary information. In addition, while the Company has entered into proprietary information agreements with its employees, consultants and advisors, there can be no assurance that these agreements will provide meaningful protection for the Company's proprietary information in the event of unauthorized use or disclosure of such information. Moreover, there can no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets.

COMPETITION

     The Company faces intense competition both with respect to its human gene and pathogen gene discovery programs. There is a finite number of genes in the human genome and the Company believes virtually all of such genes will be identified within two to three years albeit largely without known function. The Company also believes that the primary genes that cause or predispose individuals to most common diseases will be identified and characterized within five to eight years. In addition, the Company believes that the genomes of many commercially important pathogens will be sequenced within two to three years.

     Competitors of the Company include pharmaceutical and biotechnology companies both in the United States and abroad. In addition, significant research to identify and sequence genes is being conducted by universities, other non-profit research institutions and United States and foreign government-sponsored entities. A number of commercial, scientific and governmental entities are attempting to sequence human genes and the genomes of other organisms. Other entities are utilizing positional cloning to identify and characterize human disease genes. Certain of the Company's competitors' human gene programs are more advanced than the Company's and any one of these companies or other entities may discover and establish a competitive advantage in one or more pathogen development programs which the Company has commenced. The Company also faces competition in its human gene discovery programs in gaining access to family DNA samples for use in positional cloning.

     The Company believes that its ability to compete is dependent, in part, upon its ability to create and maintain advanced technology, the speed with which it can identify and characterize the genes involved in human diseases, the Company's ability to rapidly sequence the genomes of selected pathogens, its collaborators' ability to develop and commercialize therapeutic, vaccine and diagnostic products based upon the Company's gene discoveries, as well as its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon the Company's gene discoveries.

     Many of the Company's competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than the Company. These competitors may succeed in identifying or sequencing genes or developing products earlier than the Company or its collaborators, obtaining authorization from the FDA for such products more rapidly than the Company or its collaborators or developing products that are more effective than those proposed to be developed by the Company or its collaborators. Any potential products based on genes identified by the Company will face competition both from companies developing gene-based products and from companies developing other forms of diagnosis or treatment for the particular diseases targeted by the Company. There can be no assurance that products developed by others will not render the products which the Company or its collaborators may seek to develop obsolete or uneconomical or result in diagnoses, treatments or cures superior to any developed by the Company or its collaborators, or that any product developed by the Company or its strategic collaboration partners will be preferred to any existing or newly developed technologies.

GOVERNMENT REGULATION

     Regulation by governmental entities in the United States and other countries will be a significant factor in the development, manufacturing and marketing of any products which may be developed by the Company or its collaborators. The nature and the extent to which such regulation may apply to the Company or its collaborators will vary depending on the nature of any such products. Virtually all of the Company's or its collaborators' pharmaceutical products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic and vaccine products are subject to rigorous preclinical and clinical testing and other approval procedures by the FDA in the United States and similar health authorities in foreign countries. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time consuming and require the expenditure of substantial resources.

     The FDA regulates human therapeutic products in one of three broad categories: drugs, biologics, or medical devices. Products based on the Company's technologies could potentially fall into all three categories. Generally, in order to gain FDA pre-market approval of a new drug or biological product, a company first must conduct pre-clinical studies in the laboratory and in animal model systems to gain preliminary information on an agent's efficacy and to identify any safety problems. The results of these studies are submitted as a part of an investigational new drug application ("IND"), which the FDA must review before human clinical trials of a drug or biologic can commence. In order to commercialize any products, the Company or its collaborators will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety, efficacy and potency that are necessary to obtain FDA approval of any such products. Clinical trials are normally done in three phases and are likely to take a number of years to complete. After completion of clinical trials of a new product, FDA marketing approval must be obtained. If the product is classified as a new drug, the Company or its collaborators will be required to file a New Drug Application ("NDA") and receive approval before commercial marketing of the drug. If the product is classified as a biologic (e.g., a vaccine), the Company or its collaborator will be required to file a product license application and an establishment license application ("ELA") and receive approval of both before commercial marketing of the product can take place. The testing and approval processes require substantial time and effort and there can be no assurance that any approvals will be granted on a timely basis, if at all.

     Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, biologic products may be subject to batch certification and lot release requirements. To the extent that any of the Company's products involve recombinant DNA technology, additional layers of government regulation and review are possible. For marketing outside the United States, the Company will also be subject to FDA export regulations and foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

     The Company or its collaborators may also develop diagnostic products based upon the human or pathogen genes that the Company identifies. The Company believes that the diagnostic products to be developed by the Company or its collaborators are likely to be regulated by the FDA as devices rather than drugs or biologics. The nature of the FDA requirements applicable to such diagnostic devices depends on their classification by the FDA. A diagnostic device developed by the Company or a collaborator would most likely be classified as a Class III device, requiring pre-market approval. Obtaining pre-market approval involves the costly and time-consuming process, comparable to that for new drugs or biologics, of conducting pre-clinical studies, obtaining an investigational device exemption to conduct clinical tests, filing a pre-market approval application, and obtaining FDA approval. Again, there can be no assurance that any approval will be granted on a timely basis, if at all.

     The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state, federal and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company.

MANUFACTURING AND MARKETING

     The Company does not generally expect to directly manufacture or market products in the near term. However, the Company may, in the future, consider taking such actions if it believes they are appropriate under the circumstances. The Company has no recent experience in developing pharmaceutical products or in manufacturing or marketing products. The Company may not have the resources to develop or to manufacture or market by itself any products based on genes identified by it. In the event the Company decides to establish a manufacturing facility, the Company will require substantial additional funds and will be required to hire and train significant additional personnel and comply with the extensive "good manufacturing practice" regulations applicable to such a facility. In addition, if any products produced at the Company's facilities were regulated as biologics, the Company would be required to file and obtain approval of an ELA for its facilities.

FACILITIES

     The Company's executive office and research and development laboratories are located in two leased facilities in Waltham, Massachusetts. One lease covers approximately 23,000 square feet of space and expires on July 31, 1999. The other lease covers approximately 14,000 square feet of space and expires on December 31, 1997, subject to the right of the Company to extend its lease for an additional five-year period.

HUMAN RESOURCES

     As of December 31, 1995, the Company had 125 full-time employees, of whom 110 were engaged in research and development activities, and 15 in general and administrative functions. Twenty of the Company's employees hold Ph.D. degrees and 38 others hold other advanced degrees.

     None of the Company's employees are covered by a collective bargaining agreement, and the Company considers its relations with its employees to be good.

SCIENTIFIC ADVISORS AND CONSULTANTS

     The Company's principal scientific advisors and consultants are individuals with recognized expertise in fields related to the Company's technology and development programs who advise the Company on an as-needed basis on scientific matters that arise in the course of the Company's business. They are all employed by academic institutions and may have commitments to, or consulting or similar agreements with other entities, including in some cases competitors of the Company, that may limit their availability to the Company. These individuals include:

     PHILIP J. LEDER, M.D., John Emory Andrus Professor of Genetics, Chairman of the Department of Genetics, Harvard Medical School and Senior Investigator of the Howard Hughes Medical Institute, Boston, MA. Dr. Leder, a director of the Company and Chairman of GTC's Scientific Advisory Committee, was the recipient in 1987 of the Albert Lasker Award for research on the genetics of the human immune system, including fundamental discoveries of how human genes rearrange themselves to produce antibodies against disease. He is a developer of a transgenic mouse model for human cancer and received the National Medal of Science in 1989.

     MARTIN J. BLASER, M.D., The Addison B. Scoville Professor of Medicine, Director, Division of Infectious Diseases, Professor of Microbiology and Immunology, Vanderbilt University School of Medicine, Nashville,

TN. Dr. Blaser's research is focused on the epidemiology, pathogenesis, and molecular biology of gastrointestinal and extraintestinal disease caused by exogenous enteric pathogens, such as H. pylori.

     MICHAEL BOEHNKE, PH.D., Professor, Department of Biostatistics, University of Michigan, Ann Arbor, MI. Dr. Boehnke is a statistical geneticist whose research is focused on appropriate study design for the mapping and cloning of genes responsible for complex human diseases.

     GEORGE M. CHURCH, PH.D., Associate Professor, Department of Genetics, Harvard Medical School and Associate Investigator of the Howard Hughes Medical Institute, Boston, MA. Dr. Church co-invented the multiplex sequencing technology licensed to the Company, and software for automatically identifying nucleotides in DNA sequencing.

     PHILIP P. GREEN, PH.D., Associate Professor, Department of Molecular Biotechnology, University of Washington, Seattle, WA. Dr. Green developed novel algorithms for rapid construction of genetic maps. He has more recently developed new statistical methodologies for nucleotide identification in DNA sequencing and for assembling individual DNA sequences into large contiguous stretches of DNA sequences.

     GREGORY A. PETSKO, D.PHIL., Lucille P. Markey Professor, Department of Biochemistry and Department of Chemistry, and Director, Rosenstiel Basic Medical Sciences Research Center, Brandeis University, Waltham, MA. Dr. Petsko, a member of the National Academy of Sciences, focuses his research on protein structure determination by X-ray crystallography. His research includes analyzing the mechanisms of enzyme catalysis by structural methods.

     DAVID M. SHLAES, M.D., PH.D., Professor of Medicine, Case Western Reserve University School of Medicine, and Chief, Infectious Diseases Section, VA Medical Center, Cleveland, OH. Dr. Shlaes' research centers on the molecular mechanisms of bacterial resistance to antibiotics and the mode of transmission of resistance between bacteria.

     JEFFREY L. SKLAR, M.D., PH.D., Professor of Pathology, Harvard Medical School, Director, Division of Diagnostic Molecular Biology and Director, Division of Molecular Oncology, Department of Pathology, Brigham and Women's Hospital, Boston, MA. Dr. Sklar's research is focused on understanding the origins of cancer at the molecular level.

                                     MANAGEMENT

     The Company's executive officers, significant employees and directors, are as follows:

               NAME                 AGE                         POSITION
               ----                 ----                        --------
Robert J. Hennessey...............   53   Chief Executive Officer, President and Chairman of
                                          the Board of Directors
Fenel M. Eloi.....................   37   Vice President, Treasurer and Chief Financial
                                          Officer
John P. Richard...................   38   Vice President -- Business Development
Gerald F. Vovis, Ph.D.............   52   Senior Vice President -- Research and Development
Tim P. Keith, Ph.D................   46   Senior Research Manager
Peter T. Lomedico, Ph.D...........   47   Vice President -- Human Genetics Research
Jen-i Mao, Ph.D...................   43   Research Director
Donald T. Moir, Ph.D..............   46   Research Director
Orrie M. Friedman, Ph.D...........   80   Director(1)(2)
Philip J. Leder, M.D..............   61   Director(2)
Lawrence Levy.....................   72   Director(1)(2)(3)
Donald J. McCarren, Ph.D..........   55   Director(1)(3)
Steven M. Rauscher................   42   Director(3)

---------------

(1) Member of Stock Option and Compensation Committee
(2) Member of Nominating Committee
(3) Member of Audit Committee

     ROBERT J. HENNESSEY, Chairman, President and Chief Executive Officer, joined the Company as President, and Chief Executive Officer and a member of the Board of Directors in March 1993. In May 1994, he was elected Chairman of the Board. From 1990 to March 1993, Mr. Hennessey served as President of Hennessey & Associates, Ltd., a private consulting firm in the biotechnology and pharmaceutical industries. From 1980 to 1990, he served as a Corporate Vice President of Sterling Drug, Inc., a pharmaceutical company, in charge of strategic planning, acquisitions and licensing. Prior to working at Sterling Drug, Inc., Mr. Hennessey held senior staff or operating positions at Abbott Laboratories, Inc., SmithKline Beecham Corporation and Merck & Co., Inc., all of which are pharmaceutical companies. Mr. Hennessey holds both a B.A. and an M.A. from the University of Connecticut.

     FENEL M. ELOI, Vice President, Treasurer and Chief Financial Officer, joined the Company as Corporate Controller in September 1989 and was promoted to his current position in October 1991. Prior to joining the Company, Mr. Eloi held various financial management positions at GTE Corporation, a telecommunications company, from 1984 to 1989. Prior to 1984, he held various financial positions, both domestic and international, with Haemonetics Corporation, a medical equipment company, and Simplex Time Recorder Company, a time management company. Mr. Eloi holds a B.S. in accounting from Lee College in Tennessee and an M.B.A. from Anna Maria College.

     JOHN P. RICHARD, Vice President -- Business Development, joined the Company in 1991. Prior to appointment to his current position in June 1993, Mr. Richard served the Company as Vice President, Sales and Marketing for Collaborative Diagnostics, Inc., a start-up genetic reference laboratory wholly owned by the Company. In 1987, Mr. Richard founded IMPATH Laboratories Inc., one of the country's leading cancer pathology laboratories, located in New York City. He served as president of IMPATH Laboratories Inc. from 1987 to 1990. Mr. Richard holds a B.S. in industrial engineering from Stanford University and an M.B.A. from Harvard Business School.

     GERALD F. VOVIS, PH.D., Senior Vice President -- Research and Development since 1991, is the Company's chief scientist and has primary responsibility for the Company's pathogen gene discovery programs. He has held positions of increasing responsibility since joining the Company in 1980. Before joining the Company, Dr. Vovis spent ten years in the Genetics Department of Rockefeller University in New York City as a Research Associate and faculty member. He earned his Ph.D. in molecular biology from Case Western Reserve University and a B.A. in chemistry from Knox College.

     TIM P. KEITH, PH.D., has served as Senior Research Manager of the Company since September 1995. From 1989 to 1995, she served as a Research Manager and served from 1986 to 1989 as a Senior Scientist. Dr. Keith focuses primarily on the Company's human gene discovery programs. Dr. Keith received a B.S. in biology from Tufts University, an A.M. in ecological genetics from Boston University, and a Ph.D. in population genetics from Harvard University.

     PETER T. LOMEDICO, PH.D., joined the Company in January 1996 as Vice President -- Human Genetics Research and has primary responsibility for the Company's human gene discovery programs. Prior to joining the Company, Dr. Lomedico co-founded and served as the chief scientific officer of Morphogenesis, Inc. a biopharmaceutical company. From 1980 to 1993, Dr. Lomedico held various positions at Hoffman-LaRoche, Inc., a pharmaceutical company. Most recently he was Senior Director of the Department of Molecular/Cellular Biology and Biochemistry at Hoffman-LaRoche. Dr. Lomedico received a Ph.D. from the University of Texas Graduate School of Biomedical Sciences and a B.S. in biology from Villanova University.

     JEN-I MAO, PH.D., has served as Director of Human Genetics Research of the Company since 1989. Dr. Mao focuses primarily on work under the Company's government grants and research contracts. From 1980 to 1989, Dr. Mao has held several other positions with the Company. Dr. Mao received a B.S. in agricultural chemistry from the National Taiwan University and a Ph.D. in molecular biophysics and biochemistry from Yale University.

     DONALD T. MOIR, PH.D., has served as a Research Director of the Company since 1982 and served as Senior Research Scientist from 1980 to 1982. Dr. Moir focuses primarily on the Company's pathogen gene discovery programs. Dr. Moir received a B.S. in chemistry from the University of North Carolina and a Ph.D. in biochemistry from Harvard University.

     ORRIE M. FRIEDMAN, PH.D., the founder of the Company, has been a director of the Company since its incorporation in 1961 and served as President and Chief Executive Officer of the Company until March 1993 and as Chairman of the Board until 1994. Prior to founding the Company, Dr. Friedman was Professor of Chemistry at Brandeis University and Assistant Professor at the Harvard Medical School. Dr. Friedman holds a Ph.D. in chemistry from McGill University in Canada.

     PHILIP J. LEDER, M.D. a director of the Company since 1994, has served as the John Emory Andrus Professor of Genetics and Chairman of the Department of Genetics at Harvard Medical School since 1980. He has also been a Senior Investigator of the Howard Hughes Medical Institute since 1986. Dr. Leder is a director of Monsanto Co., Inc.

     LAWRENCE LEVY, became a director of the Company in 1986. He has served as the Chairman of the Board of Directors and President of Northern Ventures Corporation, an international management and business consulting firm since 1982.

     DONALD J. MCCARREN, PH.D., became a director of the Company in 1993. He has served as President and Chief Executive Officer of Tacora Corp., a drug delivery company, since October 1994. From 1992 to 1994, Dr. McCarren was the President and Chief Operating Officer of Immunogen, Inc., a pharmaceutical company; and from 1990 to 1992, he served as President of Adria Laboratories, Division of Erbamont, N.V., a biopharmaceutical company. From 1984 to 1990, Dr. McCarren served as Vice President of Erbamont, N.V., a pharmaceutical company.

     STEVEN M. RAUSCHER, became a director of the Company in 1993. He has served as the Chief Executive Officer and a director of Affiliated Research Centers, Inc., a clinical research management company, since 1995. From 1993 to 1995, Mr. Rauscher was President and Chief Executive Officer of Pharmedic, Inc., a biopharmaceutical company. From 1976 to 1993, he held various positions with Abbott Laboratories, a pharmaceutical company, most recently as Vice President.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company 2,000,000 shares of Common Stock.

     The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligations is such that it is committed to purchase and pay for all of the above shares of Common Stock if any are purchased. The Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriter a 30-day over-allotment option to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discount. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company has also agreed to sell to the Underwriter, for nominal consideration, warrants (the "Underwriter Warrants") to purchase the number of shares of the Company's Common Stock equal to 6.5% of the total number of shares of Common Stock sold in this offering at a price per share equal to 120% of the average bid price of the Common Stock for the five trading days prior to the pricing of the shares offered hereby. The Underwriter Warrants will be exercisable for a period of two years commencing one year following the closing of this offering and will contain certain demand and "piggyback" registration rights with respect to the Common Stock issuable upon the exercise of the Underwriter Warrants. The Underwriter Warrants are not transferable (except to certain employees and affiliates of the Underwriter). The exercise price and the number of shares issuable upon exercise may, under certain circumstances, be subject to adjustment pursuant to antidilution provisions.

     The Company has agreed to indemnify the Underwriter against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriter may be required to make in respect thereof. The Company also has agreed to reimburse the Underwriter for certain out-of-pocket expenses incurred in connection with the offering.

     The Underwriter has advised the Company that it does not intend to make sales to discretionary accounts.

     In connection with the offering, the Underwriter may engage in passive market making transactions in the Company's Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in the offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with the offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Common Stock during a period of two months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company's officers and directors and certain shareholders who in the aggregate beneficially own 6,131,329 shares of Common Stock (including 2,182,700 shares issuable upon the exercise of outstanding options held by the Company's directors and executive officers and their affiliates which are exercisable within the 60-day period following January 4, 1996) have agreed, with respect to 5,666,329 shares of Common Stock, not to, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge or otherwise dispose of such shares for a period of 120 days after the date of this Prospectus, without the prior written consent of the Underwriter, subject to certain limited exceptions. See "Risk Factors - Shares Eligible for Future Sale and Registration Rights." The Company has also agreed not to issue, sell or register with the Commission for its own account or otherwise dispose of, directly or indirectly, any equity securities of the Company (or any securities convertible into or exercisable or exchangeable for equity securities of the Company) for a period of 180 days after the date of this Prospectus, without the prior written consent of the Underwriter, subject to certain limited exceptions.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriter by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The audited consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The statements in this Prospectus under the captions "Risk Factors--Patents and Proprietary Rights; Risk of Third Party Claims of Infringement" (other than those contained in the sixth and eighth paragraphs thereof) and "Business--Patents and Proprietary Technology" (other than those contained in the seventh and eighth paragraphs thereof) have been reviewed and approved by Lahive & Cockfield, Boston, Massachusetts, patent counsel to the Company, as experts on such matters, and are included in reliance upon that review and approval.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commissions's Regional offices at 7 World Trade Center, 13th Floor, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20449.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                         ------
Report of Independent Public Accountants...........................................       F-2

Consolidated Balance Sheets as of August 31, 1994 and 1995 and
  November 25, 1995 (Unaudited)....................................................       F-3

Consolidated Statements of Operations for the Year Ended August 31, 1993, 1994 and
  1995 and for the Thirteen-week Period Ended November 26, 1994 and
  November 25, 1995 (Unaudited)....................................................       F-4

Consolidated Statements of Shareholders' Equity for the Year Ended August 31, 1993,
  1994 and 1995 and for the Thirteen-week Period Ended November 25, 1995
  (Unaudited)......................................................................       F-5

Consolidated Statements of Cash Flows for the Year Ended August 31, 1993, 1994 and
  1995 and for the Thirteen-week Period Ended November 26, 1994 and
  November 25, 1995 (Unaudited)....................................................       F-6

Notes to Consolidated Financial Statements.........................................       F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Genome Therapeutics Corp.:

     We have audited the accompanying consolidated balance sheets of Genome Therapeutics Corp. and subsidiaries (a Massachusetts corporation) as of August 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genome Therapeutics Corp. and subsidiaries as of August 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP
Boston, Massachusetts
October 4, 1995

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                            AUGUST 31,
                                                     -------------------------     NOVEMBER 25,
                                                        1994          1995             1995
                                                     -----------   -----------     ------------
                                                                                   (UNAUDITED)

                                            ASSETS

Current Assets:
     Cash and cash equivalents.....................   $1,114,162   $ 5,886,184     $ 2,276,648
     Marketable securities.........................    3,008,344     2,340,592       5,712,936
     Accounts receivable (less allowances for
       doubtful accounts of $229,000 in 1994)......      391,151       360,793         399,069
     Unbilled costs and fees.......................      229,045       259,005         171,380
     Prepaid expenses and other current assets.....       22,386        50,140          80,387
                                                      ----------   -----------     -----------
          Total current assets.....................    4,765,088     8,896,714       8,640,420
                                                      ----------   -----------     -----------
Equipment and Leasehold Improvements, at Cost:
     Laboratory and scientific equipment...........      752,482     1,464,987       1,923,642
     Leasehold improvements........................    1,446,236     1,597,069       1,607,271
     Office equipment and furniture................      532,656       903,946       1,184,688
     Construction-in-progress......................      173,186       206,103          64,233
                                                      ----------   -----------     -----------
                                                       2,904,560     4,172,105       4,779,834
     Less accumulated depreciation.................    2,120,146     2,451,632       2,576,123
                                                      ----------   -----------     -----------
                                                         784,414     1,720,473       2,203,711
Restricted Cash....................................       94,674       784,471         776,360
Other Assets.......................................      266,506       127,016         123,315
                                                      ----------   -----------     -----------
                                                      $5,910,682   $11,528,674     $11,743,806
                                                      ==========   ===========     ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Accounts payable..............................   $  450,854   $   409,282     $   327,812
     Accrued expenses..............................      838,595     1,736,569       1,546,046
     Deferred contract revenue.....................       37,991       774,048         947,201
     Current maturities of capital lease
       obligations.................................      193,388       478,033         681,463
                                                      ----------   -----------     -----------
          Total current liabilities................    1,520,828     3,397,932       3,502,522
                                                      ----------   -----------     -----------
Capital Lease Obligations, Net of Current
  Maturities.......................................      165,299       892,239       1,169,712
                                                      ----------   -----------     -----------
Commitments (Note 6)
Shareholders' Equity:
     Common stock, $.10 par value--
       Authorized--34,375,000 shares
       Issued and outstanding--11,778,946 shares at
          August 31, 1994, 13,476,135 shares at
          August 31, 1995 and 13,703,085 shares at
          November 25, 1995........................    1,177,894     1,347,613       1,370,308
     Series B restricted stock, $.10 par value--
       Authorized--625,000 shares
       Issued and outstanding--57,512 shares.......        5,751         5,751           5,751
     Additional paid-in capital....................   38,905,080    41,138,147      41,608,453
     Accumulated deficit...........................  (35,759,429)  (35,174,225)    (35,835,974)
     Deferred compensation.........................      (27,775)       (1,817)        --
     Series B subscriptions receivable.............      (76,966)      (76,966)        (76,966)
                                                      ----------   -----------     -----------
          Total shareholders' equity...............    4,224,555     7,238,503       7,071,572
                                                      ----------   -----------     -----------
                                                      $5,910,682   $11,528,674     $11,743,806
                                                      ==========   ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        THIRTEEN-WEEK PERIOD
                                                                                                ENDED
                                                                                      -------------------------
                                                   YEAR ENDED AUGUST 31,               NOVEMBER       NOVEMBER
                                         -----------------------------------------       26,            25,
                                            1993           1994           1995           1994           1995
                                         -----------    -----------    -----------    ----------     ----------
                                                                                             (UNAUDITED)
Revenues:
  Government research..................  $ 5,021,975    $ 6,077,346    $ 7,014,280    $1,525,957     $1,365,893
  Collaborative research, license fees
    and royalties......................      361,494        314,428      3,923,944        35,560        716,536
  Interest income......................      173,788        141,584        231,662        41,082        118,385
  Product and service..................      893,083         85,559         37,217        11,943         12,565
                                         -----------    -----------    -----------    ----------     ----------
    Total revenues.....................    6,450,340      6,618,917     11,207,103     1,614,542      2,213,379
                                         -----------    -----------    -----------    ----------     ----------
Costs and Expenses:
  Cost of government research..........    4,527,595      5,144,071      6,414,148     1,325,798      1,282,178
  Research and development.............      422,535        365,208      1,475,601       255,630      1,078,995
  Selling, general and
    administrative.....................    2,801,633      2,175,910      2,729,504       482,063        513,449
  Cost of product and service..........    1,543,407         12,446          2,646         1,053            506
  Loss on sale of diagnostics
    business...........................      637,027        --             --             --             --
                                         -----------    -----------    -----------    ----------     ----------
    Total costs and expenses...........    9,932,197      7,697,635     10,621,899     2,064,544      2,875,128
                                         -----------    -----------    -----------    ----------     ----------
    Net income (loss)..................  $(3,481,857)   $(1,078,718)   $   585,204    $ (450,002)    $ (661,749)
                                         ===========    ===========    ===========    ==========     ==========
Net Income (Loss) Per Common Share:
  Primary..............................       $(0.33)        $(0.10)         $0.05        $(0.04)        $(0.05)
  Fully diluted........................       $   --         $   --          $0.04        $   --         $   --
Weighted Average Number of Common and
  Common Equivalent Shares Outstanding:
  Primary..............................   10,668,628     11,097,224     12,961,734    11,778,946     13,539,632
                                         ===========    ===========    ===========    ==========     ==========
  Fully diluted........................      --             --          13,036,741        --             --
                                         ===========    ===========    ===========    ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 SERIES B
                                                                RESTRICTED
                                         COMMON STOCK             STOCK           ADDITIONAL
                                    -----------------------   ---------------     PAID-IN     ACCUMULATED
                                      SHARES       AMOUNT     SHARES   AMOUNT     CAPITAL       DEFICIT
                                    ----------   ----------   ------   ------   -----------   ------------
Balance, August 31, 1992........... 10,664,166   $1,066,416   57,512   $5,751   $37,440,631   $(31,198,854)
  Exercise of stock options........     29,000        2,900     --       --           2,900        --
  Amortization of deferred
    compensation...................     --           --         --       --         --             --
  Cancellation of stock
    options........................     --           --         --       --         (30,469)       --
  Net loss.........................     --           --         --       --         --          (3,481,857)
                                    ----------   ----------   ------   ------   -----------   ------------
Balance, August 31, 1993........... 10,693,166    1,069,316   57,512    5,751    37,413,062    (34,680,711)
  Exercise of stock options........     84,276        8,428     --       --         138,779        --
  Amortization of deferred
    compensation...................     --           --         --       --         --             --
  Sale of common stock and
    warrants.......................  1,001,504      100,150     --       --       1,353,239        --
  Net loss.........................     --           --         --       --         --          (1,078,718)
                                    ----------   ----------   ------   ------   -----------   ------------
Balance, August 31, 1994........... 11,778,946    1,177,894   57,512    5,751    38,905,080    (35,759,429)
  Exercise of stock options........    244,166       24,417     --       --         394,982        --
  Amortization of deferred
    compensation...................     --           --         --       --         --             --
  Sale of common stock and
    warrants.......................  1,453,023      145,302     --       --       1,838,085        --
  Net loss.........................     --           --         --       --         --             585,204
                                    ----------   ----------   ------   ------   -----------   ------------
Balance, August 31, 1995........... 13,476,135    1,347,613   57,512    5,751    41,138,147    (35,174,225)
  Exercise of stock options
    (unaudited)....................    218,950     21,895       --       --         453,586        --
  Amortization of deferred
    compensation (unaudited).......     --         --           --       --         --             --
  Exercise of warrants (unaudited).      8,000        800       --       --          16,720        --
  Net loss (unaudited).............     --         --           --       --         --            (661,749)
                                    ----------   ----------   ------   ------   -----------   ------------
Balance, November 25, 1995
  (unaudited)...................... 13,703,085   $1,370,308   57,512   $5,751   $41,608,453   $(35,835,974)
                                    ==========   ==========   ======   ======   ===========    ===========

                                                    SERIES B          TOTAL
                                     DEFERRED     SUBSCRIPTIONS    SHAREHOLDERS'
                                   COMPENSATION    RECEIVABLE        EQUITY
                                   ------------   -------------    -------------
Balance, August 31, 1992........... $ (155,667)     $ (76,966)      $  7,081,311
  Exercise of stock options........     --             --                  5,800
  Amortization of deferred
    compensation...................     71,079         --                 71,079
  Cancellation of stock
    options........................     30,469         --                 --
  Net loss.........................      --            --             (3,481,857)
                                    ----------      ---------       ------------
Balance, August 31, 1993...........    (54,119)       (76,966)         3,676,333
  Exercise of stock options........      --            --                147,207
  Amortization of deferred
    compensation...................     26,344         --                 26,344
  Sale of common stock and
    warrants.......................      --            --              1,453,389
  Net loss.........................      --            --             (1,078,718)
                                    ----------      ---------       ------------
Balance, August 31, 1994...........    (27,775)       (76,966)         4,224,555
  Exercise of stock options........      --            --                419,399
  Amortization of deferred
    compensation...................     25,958         --                 25,958
  Sale of common stock and
    warrants.......................      --            --              1,983,387
  Net loss.........................      --            --                585,204
                                    ----------      ---------       ------------
Balance, August 31, 1995...........     (1,817)       (76,966)         7,238,503
  Exercise of stock options
    (unaudited)....................      --            --                475,481
  Amortization of deferred
    compensation (unaudited).......      1,817         --                  1,817
  Exercise of warrants (unaudited).      --            --                 17,520
  Net loss (unaudited).............      --            --               (661,749)
                                    ----------      ---------       ------------
Balance, November 25, 1995
  (unaudited)...................... $    --         $ (76,966)      $  7,071,572
                                    ===========     ==========      ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             THIRTEEN-WEEK PERIOD ENDED
                                                             YEAR ENDED AUGUST 31,           --------------------------
                                                     --------------------------------------  NOVEMBER 26,  NOVEMBER 25,
                                                        1993          1994          1995         1994          1995
                                                     -----------   -----------   ----------  ------------  ------------
                                                                                                    (UNAUDITED)
Cash Flows from Operating Activities:
    Net income (loss)..............................  $(3,481,857)  $(1,078,718)  $  585,204   $ (450,002)   $ (661,749)
    Adjustments to reconcile net income (loss) to
      net cash provided by (used in) operating
      activities--
      Loss on sale of assets.......................      637,027            --           --           --            --
      Depreciation and amortization................      325,591       205,889      350,230       65,596       132,375
      Deferred compensation........................       49,306        26,344       25,958        6,489         1,817
      Changes in assets and liabilities--
        Accounts receivable........................     (141,691)      223,233       30,358     (103,215)      (38,276)
        Unbilled costs and fees....................       25,284       (86,281)     (29,960)      59,672        87,625
        Prepaid expenses and other current
          assets...................................      (32,862)       70,727      (27,754)     (20,140)      (30,247)
        Accounts payable...........................     (127,331)      176,178      124,568       36,636       (81,470)
        Accrued expenses...........................     (197,305)     (128,912)     897,974      (49,445)     (119,398)
        Deferred contract revenue..................     (308,537)      (47,289)     736,057      (11,740)      173,153
                                                     -----------   -----------   ----------   ----------    ----------
          Total adjustments........................      229,482       439,889    2,107,431      (16,147)      125,579
                                                     -----------   -----------   ----------   ----------    ----------
        Net cash provided by (used in) operating
          activities...............................   (3,252,375)     (638,829)   2,692,635     (466,149)     (536,170)
                                                     -----------   -----------   ----------   ----------    ----------
Cash Flows from Investing Activities:
    Purchases of marketable securities.............   (5,422,374)   (4,985,970)  (5,332,248)  (1,000,544)   (3,872,344)
    Proceeds from the sale of marketable
      securities...................................    3,400,000     4,000,000    6,000,000    3,000,000       500,000
    (Increase) decrease in restricted cash.........           --       (94,674)    (689,797)     (58,886)        8,111
    Purchases of equipment and leasehold
      improvements.................................     (158,657)     (191,907)     (97,016)     (80,154)      (15,876)
    (Increase) decrease in other assets............           --      (277,398)     124,687       (8,278)           --
    Payments for net assets acquired...............     (268,500)           --           --           --            --
    Proceeds from sale of assets...................      901,297            --           --           --            --
                                                     -----------   -----------   ----------   ----------    ----------
        Net cash provided by (used in) investing
          activities...............................   (1,548,234)   (1,549,949)       5,626    1,852,138    (3,380,109)
                                                     -----------   -----------   ----------   ----------    ----------
Cash Flows from Financing Activities:
    Proceeds from sale of common stock and
      warrants.....................................           --     1,453,389    1,983,387           --        17,520
    Proceeds from exercise of stock options........        5,800       147,207      419,399           --       404,356
    Payments on capital lease obligations..........     (456,399)     (190,588)    (329,025)     (63,343)     (115,133)
                                                     -----------   -----------   ----------   ----------    ----------
        Net cash provided by (used in) financing
          activities...............................     (450,599)    1,410,008    2,073,761      (63,343)      306,743
                                                     -----------   -----------   ----------   ----------    ----------
Net Increase (Decrease) in Cash and Cash
  Equivalents......................................   (5,251,208)     (778,770)   4,772,022    1,322,646    (3,609,536)
Cash and Cash Equivalents, Beginning of Period.....    7,144,140     1,892,932    1,114,162    1,114,162     5,886,184
                                                     -----------   -----------   ----------   ----------    ----------
Cash and Cash Equivalents, End of Period...........  $ 1,892,932   $ 1,114,162   $5,886,184   $2,436,808    $2,276,648
                                                     ===========   ===========   ==========   ==========    ==========
Supplemental Disclosure of Cash Flow Information:
    Interest paid during period....................  $    44,100   $    19,482   $   85,759   $   10,938    $   40,740
                                                     ===========   ===========   ==========   ==========    ==========
Supplemental Disclosure of Noncash Investing
  Activities:
    Property and equipment acquired under capital
      leases.......................................  $   318,151   $   264,379   $1,340,611   $  333,948    $  591,853
                                                     ===========   ===========   ==========   ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Genome Therapeutics Corp. and Subsidiaries (the Company), is engaged in the field of genomics -- the discovery and characterization of genes. The Company's primary activity is genomic research and development.

     The accompanying consolidated financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to the consolidated financial statements.

  (a) Interim Financial Statements

     The accompanying consolidated balance sheet as of November 25, 1995 and the consolidated statements of operations and cash flows for the 13-week period ended November 26, 1994 and November 25, 1995 and the consolidated statement of shareholders' equity for the 13-week period ended November 25, 1995 are unaudited but, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for the interim periods. The results of operations for the 13-week period ended November 25, 1995 are not necessarily indicative of results to be expected for the fiscal year ending August 31, 1996.

  (b) Revenue Recognition

     Research and contract revenues are derived from government grants and contract arrangements as well as under collaborative agreements with pharmaceutical companies. Research revenues are recognized as earned under government grants, which consist of cost-plus-fixed-fee and fixed-price contracts. Revenues are recognized under collaborative agreements as earned. Milestone payments from collaborative research and development arrangements are recognized when they are achieved. Unbilled costs and fees represent revenue recognized prior to billing. Deferred contract revenue represents amounts received prior to revenue recognition. Royalty revenue is recorded as earned.

  (c) Equipment and Leasehold Improvements

     Equipment and leasehold improvements are depreciated over their estimated useful lives using the straight-line method. The estimated useful life for leasehold improvements is the lesser of the term of the lease or the estimated useful life of the assets. Equipment and all other depreciable assets useful lives vary from three to ten years.

  (d) Net Income (Loss) per Common and Common Equivalent Share

     Net income per common and common equivalent share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period using the treasury stock method. Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

  (e) Concentration of Credit Risk

     Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, requires disclosure of any significant off-balance sheet and credit risk concentrations. The Company has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The Company had revenues from the following significant customers:

                                                    NUMBER OF
                                                   SIGNIFICANT        PERCENTAGE
                                                    CUSTOMERS     OF TOTAL REVENUES
                                                   -----------    ------------------
          Year Ended August 31:
            1993.................................       1                78%
            1994.................................       1                92%
            1995.................................       2            31% and 63%
          13-week Period Ended:
            November 26, 1994....................       1                95%
            November 25, 1995....................       2            31% and 62%

  (f) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (g) Reclassifications

     The Company has reclassified certain prior year information to conform with the current year's presentation.

(2) CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The Company applies SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's cash equivalents and marketable securities are classified as available-for-sale. Cash equivalents are short-term, highly liquid investments with original maturities of less than three months. Marketable securities are investment securities with original maturities of greater than three months. Cash equivalents consist of money market funds, repurchase agreements and debt securities. Marketable securities are carried at fair market value which approximates amortized cost, accordingly unrealized holding gains and losses were immaterial. The Company has not recorded any realized gains or losses on its marketable securities. Marketable securities consist of commercial paper with an average maturity of six to nine months. The Company has $94,674, $784,471 and $776,360 in restricted cash at August 31, 1994 and 1995 and November 25, 1995, respectively, in connection with certain capital lease obligations (see Note 7).

(3) INCOME TAXES

     The Company applies SFAS No. 109, Accounting for Income Taxes which requires the Company to recognize deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax laws change.

     At August 31, 1995, the Company had net operating loss and tax credit carryforwards of approximately $35,007,000 and $1,120,000, respectively, available to reduce federal taxable income and federal income taxes, respectively, if any. Net operating loss carryforwards and credits are subject to review and possible adjustments by the Internal Revenue Service and may be limited in the event of certain cumulative changes in

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

the ownership interest of significant shareholders over a three-year period in excess of 50%. In the year ended August 31, 1995, the Company utilized approximately $1,100,000 of net operating loss carryforwards to offset taxable income.

     The net operating loss carryforwards and tax credits expire approximately as follows:

                                                  NET            RESEARCH      INVESTMENT
                                               OPERATING           TAX            TAX
                                                  LOSS            CREDIT         CREDIT
                   EXPIRATION DATE           CARRYFORWARDS     CARRYFORWARDS  CARRYFORWARDS
                   ---------------           -------------     -------------  -------------
          1997.............................  $   --              $ 80,000       $103,000
          1998.............................    6,108,000          208,000         90,000
          1999.............................    5,039,000          273,000        143,000
          2000.............................    3,829,000           84,000         75,000
          2001.............................    4,812,000           24,000          3,000
          2002 - 2010......................   15,219,000            --            37,000
                                             -----------         --------       --------
                                             $35,007,000         $669,000       $451,000
                                             ===========         ========       ========

     The components of the deferred tax assets at the respective balance sheet dates are as follows:

                                                                AUGUST 31,
                                                      -------------------------------
                                                          1994               1995
                                                      ------------       ------------
          Net operating loss carryforwards..........  $ 12,878,000       $ 12,428,000
          Research and development credits..........       669,000            669,000
          Investment tax credits....................       414,000            451,000
          Other, net................................       998,000          1,167,000
                                                      ------------       ------------
                                                        14,959,000         14,715,000
          Valuation allowance.......................   (14,959,000)       (14,715,000)
                                                      ------------       ------------
                                                      $    --            $    --
                                                      ============       ============

     The valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax assets.

(4) OTHER ASSETS

     Other assets consist of the following:

                                                     AUGUST 31,
                                                ---------------------    NOVEMBER 25,
                                                  1994         1995          1995
                                                --------     --------    ------------
          Intangible assets, net of
            accumulated amortization of
            $10,892, $25,695 and $29,396,
            respectively......................  $105,525     $ 48,110      $ 44,409
          Deposits............................    60,981       78,906        78,906
          Other...............................   100,000           --            --
                                                --------     --------      --------
                                                $266,506     $127,016      $123,315
                                                ========     ========      ========

Intangible assets consist of licenses and patents. Intangible assets are recorded at cost and are amortized over their expected useful life of five years using the straight-line method.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                      AUGUST 31,
                                                 ---------------------    NOVEMBER 25,
                                                   1994        1995           1995
                                                 --------   ----------    ------------
        Payroll and related expenses...........  $330,654   $  630,290     $  538,003
        Severance..............................        --      326,723        239,768
        Employee relocation....................        --      230,468        196,341
        License and other fees.................   227,391      283,971        308,971
        All other..............................   280,550      265,117        262,963
                                                 --------   ----------     ----------
                                                 $838,595   $1,736,569     $1,546,046
                                                 ========   ==========     ==========

(6) COMMITMENTS

  (a) Lease Commitments

     At August 31, 1995, the Company has operating leases for office and laboratory facilities, the last of which expires on July 31, 1999. Minimum lease payments under the leases at August 31, 1995 are as follows:

          Year Ending August 31,
                 1996..............................................      $  613,094
                 1997..............................................         619,405
                 1998..............................................         567,499
                 1999..............................................         534,895
                                                                         ----------
                                                                         $2,334,893
                                                                         ==========

     Rental expense was approximately $296,000, $208,000, $411,000, $104,000 and
$102,000 in the year ended August 31, 1993, 1994 and 1995 and for the 13-week period ended November 26, 1994 and November 25, 1995, respectively. Rental expense for the year ended August 31, 1994 was offset by approximately $100,000 of sublease rental income.

  (b) Employment Agreements

     The Company has employment agreements with certain executive officers which provide for bonuses and severance benefits upon termination of employment, as defined.

(7) CAPITAL LEASE OBLIGATIONS

     The Company has various capital lease line arrangements under which it can finance up to $4,000,000 of certain office and laboratory equipment. These leases are payable in 36 monthly installments. The interest rate ranges from prime (8.75% at August 31, 1995) plus 1% to 11.42%. The Company is required to maintain certain restricted cash balances, as defined (see Note 2). In addition, the Company is required to maintain certain financial ratios pertaining to minimum cash balances, tangible net worth, debt to tangible net worth and maximum loss. The Company has approximately $1,400,000 available under these various capital lease agreements at November 25, 1995.

     Additionally, in connection with its facilities lease, the Company issued a $100,000 note payable in September 1994 to its lessor to finance leasehold improvements. The note bears interest at 9% and is payable in 60 monthly payments of $2,076.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     Capital lease obligations at August 31, 1995 are as follows:

          Year Ending August 31,
               1996....................................................  $  589,644
               1997....................................................     587,276
               1998....................................................     354,272
               1999....................................................      40,135
                                                                         ----------
               Total minimum lease payments............................   1,571,327
               Less -- Amount representing interest....................     201,055
                                                                         ----------
               Present value of total minimum lease payments...........   1,370,272
               Less -- Current portion.................................     478,033
                                                                         ----------
                                                                         $  892,239
                                                                         ==========

     Subsequent to August 31, 1995, the Company entered into approximately $592,000 of additional capital lease obligations under the capital lease line arrangements discussed above.

(8) SHAREHOLDERS EQUITY

  (a) Private Placement

     On March 20, 1995, the Company completed a private placement of 850,000 shares of common stock at $2.43 per share resulting in proceeds of approximately $2,000,000, net of issuance costs. In connection with the private placement, the Company issued warrants to purchase 1,020,000 shares of common stock at an exercise price of $2.43 per share. These warrants were exercised on July 18, 1995 through a cashless exercise and resulted in the net issuance of 603,023 shares of common stock. The net issuance represents the excess fair market value of the shares purchasable pursuant to the warrants on the date of exercise over the total exercise price of such warrants.

  (b) Series B Restricted Stock

     The Company has designated 625,000 shares of common stock as Series B restricted stock (Series B Stock) and issued 57,512 shares of Series B Stock in exchange for a subscription receivable. In the event of liquidation, holders of common stock are entitled to receive, prior to and in preference to any distribution of the Company's assets to the holders of Series B Stock, the greater of (a) $5.00 per share or (b) an amount per share equal to 10 times the amount which, after such distribution, would remain available for distribution to holders of the Series B Stock. After such preferential distribution, the remaining assets, if any, of the Company would be distributed ratably to the holders of common stock and Series B Stock.

  (c) Stock Options and Warrants

     The Company has granted stock options to key employees and consultants under its 1988, 1991, and 1993 Stock Option Plans. On November 16, 1995, the Board of Directors, subject to shareholder approval, adopted the 1995 Stock Option Plan (the 1995 Plan) covering 750,000 options. The purchase price and vesting schedule applicable to each option grant are determined by the stock option and compensation committee of the Board of Directors. Under separate agreements not covered by any plan, the Company has granted a key employee, and certain directors of the Company options to purchase common stock.

     The Company records deferred compensation when stock options are granted at an exercise price per share which is less than the fair market value on the date of the grant. Deferred compensation is recorded in an amount equal to the excess of the fair market value per share over the exercise price times the number of options granted. Deferred compensation will be recognized as an expense over the vesting period of the underlying options. Compensation expense included in the statement of operations was approximately

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

$71,000, $26,000, $26,000, $6,000 and $2,000 for the year ended August 31, 1993,
1994 and 1995 and for the 13-week period ended November 26, 1994 and November 25, 1995, respectively.

     There were 750,000 common shares available for future grants, subject to shareholder approval, at November 25, 1995 under the 1995 Plan. The following is a summary of all stock option activity:

                                                                                         THIRTEEN-WEEK
                                                   YEARS ENDED AUGUST 31,                PERIOD ENDED
                                        ---------------------------------------------    NOVEMBER 25,
                                            1993             1994            1995            1995
                                        -------------    ------------    ------------    ------------
Options shares--
  Granted.............................      1,791,350         970,100         355,275         139,275
  Exercised...........................        (29,000)        (84,276)       (244,166)       (218,950)
  Canceled............................       (157,798)       (108,288)        (70,624)           (625)
                                        -------------    ------------    ------------    ------------
  Outstanding.........................      2,722,166       3,499,702       3,540,187       3,459,887
                                        =============    ============    ============    ============
Price range of outstanding options,
  end of period.......................  $.20 - $11.94    $.20 - $8.00    $.20 - $8.00    $.20 - $8.00
                                        =============    ============    ============    ============
Price range of exercised options
  during the period...................      $.20         $.88 - $2.94    $.81 - $4.00    $.20 - $6.00
                                        =============    ============    ============    ============

     On November 16, 1995, the Board of Directors of the Company granted, subject to shareholder approval, nonqualified stock options outside the 1995 Plan for the purchase of an aggregate of 80,000 shares of common stock to four members of the Board of Directors. The options were granted with an exercise price of $7.25 per share, the fair market value on the date of grant and vest at the end of five years or earlier as follows: (i) 50% will become fully vested if the average closing price of the stock for a period of 10 out of 20 consecutive trading days is $9.425 or higher; and (ii) an additional 50% will become fully vested if the average closing price for the stock for a period of 10 out of 20 consecutive trading days is $11.60 or higher.

     On December 21, 1995, the Board of Directors of the Company granted, subject to shareholder approval, nonqualified stock options outside the 1995 Plan for the purchase of 300,000 shares of common stock to the Company's Chief Executive Officer. The options were granted with an exercise price of $8.87 per share, the fair market value on the date of grant and vest at the end of five years or earlier as follows: (i) 75,000 vest if the average closing price of the common stock for a period of 10 out of 20 consecutive trading days is $10.25 or higher; (ii) 100,000 vest if the average closing price of common stock for a period of 10 out of 20 consecutive trading days is $12.25 or higher and (iii) 125,000 vest if the average closing price of the common stock for a period of 10 out of 20 consecutive trading days is $14.25 or higher.

     On January 2, 1996, the Board of Directors of the Company granted, subject to shareholder approval of the 1995 Plan, stock options for the purchase of 60,000 shares of common stock to an employee. The options were granted with an exercise price of $9.56 per share, the fair market value on the date of grant and vest over a four year period.

     In connection the sale of common stock in fiscal 1994, the Company issued three year warrants for the purchase of 30,075 shares of common stock at $3.09 per share.

(9) INCENTIVE SAVINGS PLAN 401(K)

     The Company maintains an incentive savings plan (the Plan) for the benefit of all employees, as defined. Matching contributions are made to the Plan by the Company at a rate of 50% for the first 2% of salary and 25% for the next 4% of salary, limited to the first $50,000 of annual salary. The Company contributed $36,315, $43,233, $43,533, $10,305 and $12,163 to the Plan for the years ended
August 31, 1993, 1994 and 1995 and for the 13-week period ended November 26, 1994 and November 25, 1995, respectively.

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(10) COLLABORATION AGREEMENTS

  (a) Astra AB

     In August 1995, the Company entered into a collaboration agreement with Astra Hassle AB (Astra) to develop pharmaceutical, vaccine and diagnostic products effective against gastrointestinal infections or any other disease caused by H. pylori. The Company granted Astra exclusive access to the Company's
H. pylori genomic sequence database and exclusive worldwide rights to make, use and sell products based on the Company's H. pylori technology. The agreement also provides for a four-year research collaboration to further develop and annotate the Company's H. pylori genomic sequence database, identify therapeutic and vaccine targets and develop appropriate biological assays. This research is being directed by a Joint Management Committee and a Joint Research Committee, each consisting of representatives from both parties.

     Under this agreement, Astra agreed to pay the Company a minimum of approximately $11 million and, subject to the achievement of certain product development milestones, up to approximately $22 million (and possibly a greater amount if more than one product is developed under the agreement) in license fees, expense allowances, research funding and milestone payments. $500,000 of such fees is creditable against any future royalties payable to the Company by Astra under the agreement. Astra is obligated to provide funding for the research program for a minimum of two and one-half years; Astra may terminate the research collaboration at any time after the second year on six-months' notice.

     The Company will also be entitled to receive royalties on Astra's sale of any products (i) protected by the claims of patents licensed exclusively to Astra by the Company pursuant to the agreement, or (ii) the discovery of which were enabled in a significant manner by the genomic database licensed to Astra by the Company. The Company has the right, under certain circumstances, to convert Astra's license to a nonexclusive license in the event Astra is not actively pursuing commercialization of the license technology.

     In August 1995, the Company received $4,269,000, of which $3,500,000 was recorded as a nonrefundable license fee and capital allowance which is included in collaborative research, license fees and royalties on the accompanying consolidated statement of operations, and $769,000 was recorded as deferred revenue on the accompanying consolidated balance sheet. In addition, in the 13-week period ended November 25, 1995, the Company recorded approximately $692,000 of collaborative research revenue under this agreement.

  (b) Schering-Plough

     In December 1995, the Company entered into a collaboration and license agreement with Schering Corporation and Schering-Plough Ltd. (collectively "Schering-Plough") providing for the use by Schering-Plough of the genomic sequence of a specified pathogen the Company is sequencing to identify new gene targets for development of antibiotics effective against drug-resistant infectious organisms. As part of this agreement, the Company granted Schering-Plough exclusive access to certain of the Company's genomic sequence databases. The Company also granted Schering-Plough a non-exclusive license to use the Company's bioinformatics systems for Schering-Plough's internal use in connection with the genomic databases licensed to Schering-Plough under the agreement and other genomic databases Schering-Plough develops or acquires. The Company also agreed to undertake certain research efforts to identify bacteria-specific genes essential to microbial survival and to develop biological assays to be used by Schering-Plough in screening natural product and compound libraries to identify antibiotics with new mechanisms of action.

     Under the agreement, Schering-Plough made an up-front payment to the Company of $3 million. In addition, upon completion of certain development milestones, Schering-Plough has agreed to pay the Company a minimum of an additional $10.3 million in expense allowances, research funding and milestone payments. Subject to the achievement of additional product development milestones and Schering-Plough's election to extend the research collaboration, Schering-Plough has agreed to pay the Company up to an

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

additional approximately $40.5 million (inclusive of the $10.3 million referred to in the previous sentence) in expense allowances, research funding and milestone payments.

     The agreement grants Schering-Plough exclusive worldwide rights to make, use and sell pharmaceutical and vaccine products based on the Company's genomic database of the specified pathogen and on the technology developed in the course of the research program. The Company has also granted Schering-Plough a right of first negotiation if during the term of the research plan the Company desires to enter into a collaboration with a third party with respect to the development or sale of any compounds which are targeted against, as their primary indication, the pathogen that is the principal subject of the Company's agreement with Schering-Plough. The Company will be entitled to receive royalties on Schering-Plough's sale of therapeutic products and vaccines developed using the technology licensed from the Company. Subject to certain limitations, the Company retained the rights to make, use, and sell diagnostic products developed based on the Company's genomic database licensed to Schering-Plough or the technology developed in the course of the research program.

(11) LOSS ON SALE OF DIAGNOSTIC TESTING BUSINESS

     On June 27, 1993, the Company sold all of the assets of its diagnostic testing business for $1,000,000. The transaction resulted in a nonrecurring loss of approximately $637,000.

(12) HARVARD LICENSE AGREEMENT

     On November 12, 1993, the Company entered into an agreement with Harvard College for an exclusive worldwide license for commercial applications of their patented multiplex sequencing technology. Under this agreement, the Company has paid a nonrefundable license fee of $100,000, of which $50,000 can be credited against future royalties. In addition, the Company must pay minimum royalties ranging from $5,000 in 1995 to $35,000 in 1998. The Company may terminate this agreement upon 90 day's notice.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
     NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Additional Information....................     2
Incorporation of Certain Documents by
  Reference...............................     2
Prospectus Summary........................     3
Risk Factors..............................     6
Use of Proceeds...........................    14
Price Range of Common Stock...............    14
Dividend Policy...........................    15
Capitalization............................    15
Selected Consolidated Financial Data......    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    17
Business..................................    21
Management................................    38
Underwriting..............................    40
Legal Matters.............................    41
Experts...................................    41
Available Information.....................    41
Index to Consolidated Financial
  Statements..............................   F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                2,000,000 SHARES

                                      LOGO
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                      LOGO
                                              , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth estimates of the various expenses to be borne by the Company in connection with the offering of the securities being hereby registered.

                                        ITEM                                    COST
                                       ------                                 --------
        SEC Registration Fee................................................  $  7,186
        NASD Filing Fee.....................................................     2,600
        Nasdaq National Market Listing Fee..................................    17,500
        Blue Sky Fees and Expenses..........................................    12,000
        Transfer Agent and Registrar Fees...................................    10,000
        Accounting Fees and Expenses........................................    60,000
        Legal Fees and Expenses.............................................   250,000
        Printing and Mailing Expenses.......................................    75,000
        Miscellaneous.......................................................    65,714
                                                                              --------
             Total..........................................................  $500,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is organized under the laws of The Commonwealth of Massachusetts. The Massachusetts Business Corporation Law provides that indemnification of directors, officers, employees, and other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by the corporation to whatever extent specified in its charter documents or votes adopted by its shareholders, except that no indemnification may be provided for any person with respect to any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a directors, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his capacity as such, whether or not the corporation would have power to itself indemnify him against such liability.

     The Company's Articles of Organization provide that its directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that the Company shall indemnify its directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts. In addition, the Company holds a Directors and Officers Liability and Corporate Indemnification Policy.

ITEM 16.  EXHIBITS

     The following is a list of exhibits filed as a part of this registration statement.

     (a) EXHIBITS

  EXHIBIT
   NUMBER                                       DESCRIPTION
------------                                    -----------
      1   --  Underwriting Agreement.
      4.1 --  Specimen Certificate for shares of Common Stock, $.10 par value of the Company.
      4.2 --  Warrant to Purchase Shares of Common Stock.
      4.3 --  Restated Articles of Organization.(1)
      4.4 --  Amendment dated January 5, 1982 to Restated Articles of Organization. (2)
      4.5 --  Amendment dated January 24, 1983 to Restated Articles of Organization. (3)
      4.6 --  Amendment dated January 17, 1984 to Restated Articles of Organization. (4)

  EXHIBIT
   NUMBER                                       DESCRIPTION
------------                                    -----------
      4.7 --  Amendment dated December 9, 1987 to Restated Articles of Organization. (5)
      4.8 --  Amendment dated January 24, 1994 to Restated Articles of Organization. (6)
      4.9 --  Amendment dated August 31, 1994 to Restated Articles of Organization. (6)
      4.10--  By-Laws of the Company. (1)
      4.11--  Amendment dated October 20, 1987 to the By-laws. (7)
      4.12--  Amendment dated October 16, 1989 to the By-laws (8)
      5   --  Opinion of Ropes & Gray.
     23.1 --  Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).
     23.2 --  Consent of Arthur Andersen LLP.
     23.3 --  Consent of Lahive & Cockfield.
     24   --  Power of Attorney (included in the signature page of this Registration
              Statement).

---------------

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 2-75230) and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended February 27, 1982 and incorporated herein by reference.

(3) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended February 26, 1983 and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended February 25, 1984 and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended November 28, 1987 and incorporated herein by reference.

(6) Filed as an Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1994 and incorporated herein by reference.

(7) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1987 and incorporated herein by reference.

(8) Filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1989 and incorporated herein by reference.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts

     All other schedules are not submitted because either they are not applicable, not required or because the information is contained in the financial statements, including the Notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 9th day of January, 1996.
                                            GENOME THERAPEUTICS CORP.

                                                     /S/ ROBERT J. HENNESSEY
                                            By: ................................
                                                    ROBERT J. HENNESSEY
                                            Chairman of the Board of Directors,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Robert J. Hennessey and Fenel M. Eloi and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration
Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therein.

             SIGNATURE                               TITLE                         DATE
             ---------                               -----                         ----
      /S/ ROBERT J. HENNESSEY         Chairman of the Board of Directors,      January 9, 1996
 .................................    President and Chief Executive
        ROBERT J. HENNESSEY           Officer (Principal Executive
                                      Officer)

         /S/ FENEL M. ELOI            Vice President, Treasurer and Chief      January 9, 1996
 .................................    Financial Officer (Principal
           FENEL M. ELOI              Financial and Accounting Officer)

       /S/ ORRIE M. FRIEDMAN          Director                                 January 9, 1996
 .................................
         ORRIE M. FRIEDMAN

        /S/ PHILIP J. LEDER           Director                                 January 9, 1996
 .................................
          PHILIP J. LEDER

         /S/ LAWRENCE LEVY            Director                                 January 9, 1996
 .................................
           LAWRENCE LEVY

      /S/ DONALD J. MCCARREN          Director                                 January 9, 1996
 .................................
        DONALD J. MCCARREN

      /S/ STEVEN M. RAUSCHER          Director                                 January 9, 1996
 .................................
        STEVEN M. RAUSCHER

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                                  ON SCHEDULE

To Genome Therapeutics Corp.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Genome Therapeutics Corp. and subsidiaries as of August 31, 1994 and 1995 and for each of the three years in the period ended August 31, 1995 included in this Registration Statement and have issued our report thereon dated October 4, 1995. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16 is the responsibility of the Company's management and is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
October 4, 1995

                                                                     SCHEDULE II

                   GENOME THERAPEUTICS CORP. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

BALANCE, AUGUST 31, 1992..........................................................  $ 74,390
     Additions charged to expense.................................................   124,992
     Write-off of uncollectible accounts, net.....................................   (20,800)
                                                                                    --------
BALANCE, AUGUST 31, 1993..........................................................   178,582
     Additions charged to expense.................................................    59,102
     Write-off of uncollectible accounts, net.....................................    (8,418)
                                                                                    --------
BALANCE, AUGUST 31, 1994..........................................................   229,266
     Additions charged to expense.................................................        --
     Write-off of uncollectible accounts, net.....................................  (229,266)
                                                                                    --------
BALANCE, AUGUST 31, 1995..........................................................  $     --
                                                                                    ========

                                       S-2